02036946

SEC MAIL PROCESSING
RECEIVED
MAY 20 2002
WASH, D.C. 155 SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of MAY 2002

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

HIGHWOOD RESOURCES LTD.

Suite 715, 734 - 7th Avenue SW
Calgary, Alberta Canada T2P 3P8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGHWOOD
RESOURCES LTD.

M. Christiana Knight
Vice-President, Finance and Controller

Dated: 17 May 2002

HIGHWOOD RESOURCES LTD.
Suite 715, 734 -7 Avenue SW.
CALGARY, ALBERTA CANADA
T2P 3P8

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the shareholders of Highwood Resources Ltd. (the "Corporation") will be held in the Niagara Room, Conference Level, Ramada Hotel Downtown, 708 – 8th Avenue SW, Calgary, Alberta, Canada on Monday, June 24, 2002 at 10:00 a.m. (Calgary Time) for the following purposes:

1. to receive the 2001 Annual Report of the Corporation containing the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2001 and the auditors' report hereon;
2. to elect directors;
3. to appoint auditors and to authorize the directors to fix the auditors' remuneration;
4. to approve the issuance of 1,250,000 common shares of the Corporation to Dynatec Corporation;
5. to approve the issuance of 444,444 common shares of the Corporation to Dynatec Corporation;
6. to approve private placement transactions during the ensuing 12 month period; and
7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

A Management Information Circular and a form of proxy accompany this notice of meeting of shareholders.

DATED at Calgary, Alberta this 30th day of April , 2002.

HIGHWOOD RESOURCES LTD.

William M. Shaver
Chairman and Chief Executive Officer

Note: Shareholders are requested to date, sign and return the enclosed form of proxy for use at the Meeting whether or not they are able to attend personally. All instructions appointing proxies to be used at the Meeting must be deposited with the Corporation's transfer agent at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time for holding said Meeting or any adjournment thereof. Please mail, fax or deliver your proxy to the Corporation's transfer agent at the following address.

COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue
***Toronto, Ontario* M5J 2Y1**
Fax: [416] 981-9803
Attn: Proxy Department

HIGHWOOD RESOURCES LTD.

Suite 715, 734 – 7th Avenue SW
Calgary, Alberta
T2P 3P8

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation by the management of HIGHWOOD RESOURCES LTD. (the "Corporation" or "Highwood") of proxies to be used at the Annual and Special Meeting of Shareholders of the Corporation or any adjournment thereof (the "Meeting") to be held at the time, place and for the purposes set out in the accompanying Notice of Meeting. Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by directors, officers and employees of the Corporation without special compensation. The cost of solicitation by management will be borne by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and directors of the Corporation. **A shareholder desiring to appoint some other person to attend and act for him or her and on his or her behalf at the Meeting may do so by inserting in the blank space provided in the accompanying form of proxy the name of the person to be appointed, who need not be a shareholder of the Corporation.**

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or his or her attorney duly authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

Voting of Proxies

Where a choice is specified, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the directions contained therein on any ballot that may be called for. In the absence of such directions, it is intended that such shares will be voted: (i) for the election of directors named in this Management Information Circular, (ii) for the appointment of auditors named in this Management Information Circular and for the authorization of the directors to fix the auditors' remuneration all as described herein, (iii) for the approval of issuance of 1,250,000 common shares of the Corporation to Dynatec Corporation, (iv) for the approval of issuance of 444,444 common shares of the Corporation to Dynatec Corporation, and (v) for the approval of private placement transactions up to 100% of the issued shares. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date hereof, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Shares and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares of which, on April 30, 2002 (the "Effective Date"), 39,858,305 common shares are issued and outstanding. Each shareholder is entitled to one vote for each common share shown as registered in his or her name on the list of shareholders which is available for inspection during usual business hours at the offices of Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, and at the Meeting. The list of shareholders will be prepared as of May 6, 2002, the record date fixed for determining shareholders entitled to notice of the Meeting. If a person acquires ownership of common shares after that date, he or she may establish such ownership and demand, not later than ten days before the Meeting, that his or her name be included on the list of shareholders.

To the knowledge of the directors and officers of the Corporation, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, except as follows:

Name and Registered Address	Number of Common Shares	Percent (%) of Class
Dynatec Corporation 9555 Yonge Street Suite 200 Richmond Hill, Ontario L4C 9M5	15,968,910	40.06%

PARTICULARS OF MATTERS TO BE ACTED ON

1. Election of Directors

The articles of the Corporation provide for a minimum of three and a maximum of fifteen directors. The Corporation currently has seven directors and the Board of Directors has determined that six will be elected at the Meeting. Unless a choice is otherwise specified, it is intended that the shares represented by the proxies hereby solicited will be voted by the persons named therein for the election of the six nominees whose names are set forth below, all of whom are now members of the Board of Directors and have been since the dates indicated. Each of the following persons is nominated to hold office as a director until the next annual meeting or until his or her successor is duly elected, unless his or her office is earlier vacated in accordance with the by-laws of the Corporation.

The following table sets forth certain information with respect to each of the nominees:

Name, Municipality of Residence and Office with the Corporation	**Director Since**	**Principal Occupation**	**Shares of the Corporation Beneficially Owned or Controlled Directly or Indirectly[1]**
William M. Shaver [3] Maple, Ontario Chairman, Chief Executive Officer and Director	2001	Vice-President, Mining Services, Dynatec Corporation	79,409
Arnold Klassen Newmarket, Ontario Chief Financial Officer and Director	2001	Vice-President, Finance and Chief Financial Officer, Dynatec Corporation	Nil
James W. Roxburgh Bolton, Ontario Director	1999	Managing Director, Roxburgh and Associates	Nil
Garry W. Lynkowski [2] [4] Sherwood Park, Alberta Director	1996	Chief Financial Officer, Remington Tire Distributors Inc.	Nil
David L. Trueman [3] [4] Richmond, British Columbia Director	1996	Consulting Geologist	5,055
Neville H. Simpson [2] [3] [4] Kenosha, Wisconsin Director	1994	Director, Marketing -South America, Snap-On Incorporated	1,000

Notes:

(1) The information as to shares beneficially owned, not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2) Denotes a member of the Audit Committee. David E. Hill, who is not standing for re-election as à director, is also currently a member of this committee.

(3) Denotes a member of the Compensation Committee.

(4) Denotes a member of the Corporate Governance Committee. David E. Hill, who is not standing for re-election as a director, is also currently a member of this committee.

2. Appointment and Remuneration of Auditors

It is intended that the common shares represented by the proxies hereby solicited will be voted for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix the auditors remuneration. Deloitte & Touche LLP and its predecessor firms have been auditors for the Corporation and its predecessor companies since January 1, 1997.

3. Approval of Issuance of 1,250,000 Common Shares to Dynatec Corporation

Highwood proposes to issue 1,250,000 common shares in a private placement to Dynatec Corporation ("Dynatec") for a purchase price of $0.18 per share ($225,000). Dynatec, a TSE listed company, is currently the holder of 15,968,910 common shares of Highwood, representing approximately 40% of Highwood's total issued shares.

These shares are proposed to be issued to Dynatec in consideration of the following services provided by Dynatec to Highwood:

(a) provision by Dynatec of a letter of credit (the "First Letter of Credit") in the amount of $1.5 million and guarantee in favour of Highwood's principal lender, a Canadian chartered bank, in support of an obligation of Highwood to make a $1.5 million payment due December 15, 2001 to such lender; and

(b) the entering into of an option agreement dated October 2, 2001 ("Option Agreement") with Highwood whereby Dynatec granted an option to Highwood to purchase approximately 6,400 metric tonnes of low grade barite required for its processing operations, effectively providing a credit facility to Highwood for such purchases.

The Corporation's independent directors reviewed the proposed transactions with Dynatec and considered them to be fair and reasonable to the Corporation, in regard in the Corporation's financial situation at the time and the requirement that Dynatec receives reasonable compensation for the significant financial risk it was undertaking in connection with these transactions. The Corporation's independent directors also considered the transactions to be "cash neutral" to the Corporation and that the $225,000 fee for provision of the First Letter of Credit and the entering into of the Option Agreement was not effectively to be paid in cash, but paid in shares of the Corporation. The issuance of these shares to Dynatec is subject to approval of "disinterested shareholders" of the Corporation and compliance with other conditions imposed by the TSE.

The text of the ordinary resolution to be considered at the meeting approving the issuance of the 1,250,000 Highwood common shares to Dynatec is set forth below.

"**BE IT RESOLVED,** as an ordinary resolution, that the Corporation be authorized to issue 1,250,000 common shares of the Corporation to Dynatec Corporation in consideration of Dynatec Corporation providing certain financial assistance to the Corporation including without limitation, the First Letter of Credit and the Option Agreement, as set forth and described in the Management Information Circular accompanying the notice of this meeting, and that the directors of the Corporation be authorized and directed to execute all documents and attend to all matters necessary to give effect to this resolution".

In order to be effective, the ordinary resolution described above requires approval by a simple majority of the votes cast by shareholders to vote in person or by proxy in respect of the resolution. In addition, the TSE has required that the resolution be approved by a majority of the votes cast at the meeting, other than votes attaching to common shares beneficially owned by Dynatec and its associates. To the knowledge of management of the Corporation, the number of shares as at the Effective Date that would be excluded for the purposes of the disinterested shareholder approval is approximately 16,048,319 common shares.

4. Approval of Issuance of 444,444 Common Shares to Dynatec Corporation

Highwood proposes to issue 444,444 common shares in a private placement to Dynatec for a purchase price of $0.135 per share ($60,000). Dynatec, a TSE listed company, is currently the holder of 15,968,910 common shares of Highwood, representing approximately 40% of Highwood's total issued shares.

These shares are proposed to be issued to Dynatec in consideration of the provision by Dynatec of a letter of credit (the "Second Letter of Credit") in the amount of $1.0 million and guarantee in favour of Highwood's principal lender, a Canadian chartered bank in support of an obligation of Highwood to make a $1.0 million payment due June 30, 2002 to such lender.

The Corporation's independent directors reviewed the proposed transactions with Dynatec and considered them to be fair and reasonable to the Corporation, in regard in the Corporation's financial situation at the time and the requirement that Dynatec receives reasonable compensation for the significant financial risk it was undertaking in connection with these transactions. The Corporation's independent directors also considered the transactions to be "cash neutral" to the Corporation and that the $60,000 fee for provision of the Second Letter of Credit was not effectively to be paid in cash, but paid in shares of the Corporation. The issuance of these shares to Dynatec is subject to approval of "disinterested shareholders" of the Corporation and compliance with other conditions imposed by the TSE.

The text of the ordinary resolution to be considered at the meeting approving the issuance of the 444,444 Highwood common shares to Dynatec is set forth below.

"BE IT RESOLVED, as an ordinary resolution, that the Corporation be authorized to issue 444,444 common shares of the Corporation to Dynatec Corporation in consideration of Dynatec Corporation providing certain financial assistance to the Corporation including without limitation, the Second Letter of Credit, as set forth and described in the Management Information Circular accompanying the notice of this meeting, and that the directors of the Corporation be authorized and directed to execute all documents and attend to all matters necessary to give effect to this resolution".

In order to be effective, the ordinary resolution described above requires approval by a simple majority of the votes cast by shareholders to vote in person or by proxy in respect of the resolution. In addition, the TSE has required that the resolution be approved by a majority of the votes cast at the meeting, other than votes attaching to common shares beneficially owned by Dynatec and its associates. To the knowledge of management of the Corporation, the number of shares as at the Effective Date that would be excluded for the purposes of the disinterested shareholder approval is approximately 16,048,319 common shares.

5. Approval of Private Placement Transactions

In order to facilitate financing and acquisition transactions in the future, the shareholders of the Corporation will be asked to approve one or more private placement transactions which may result in the issuance of not more than 100% of the issued and outstanding share capital of the Corporation, in accordance with the policies and procedures of The Toronto Stock Exchange.

The Corporation from time to time investigates opportunities to raise financing on advantageous terms in order to fund acquisitions of other companies and/or to finance other growth initiatives.

In addition, the Corporation may continue its search for strategic acquisitions of other assets with a view to expanding the Corporation's industrial minerals business. The Corporation may undertake one or more acquisitions or financings over the next year and anticipates that some of them may be structured as private placements.

Under the rules of The Toronto Stock Exchange the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% or the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities.

For example, management and the board of the Corporation may consider it to be in the best interests of the Corporation to solicit private placement funds for working capital and to fund acquisitions and growth. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital is currently 39,858,305 Common Shares.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it cannot materially affect control of the Corporation;

(c) it must be completed within a twelve month period following the date the advance shareholder approval is given; and

(d) it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per common share must not be lower than the closing market price of the common shares in The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the "Market Price"), less the applicable discount as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.

In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placement transactions in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placement transactions that will exceed the TSE 25% Rule, the Corporation requests that its shareholders pass the following resolution:

"**BE IT RESOLVED**, as an ordinary resolution, that the issuance by the Corporation in one or more private placement transactions during the twelve month period commencing June 24, 2002 of such number of securities that would result in the Corporation issuing or making issuable a number of common shares aggregating up to 100% of the number of issued and outstanding common shares as at June 24, 2002 is hereby approved."

The directors of the Corporation believe the passing of the ordinary resolution is in the best interests of the Corporation and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, The Toronto Stock Exchange may not approve any private placement transactions that result in the issuance or possible issuance of a number of shares which exceed the TSE 25% Rule, without specific shareholder approval. Such restriction could impede the Corporation's timely access to required funds on favourable terms. It is beneficial to have authority for private placement transactions in excess of the TSE 25% Rule to save the time and expense of seeking shareholder approval at future meetings of shareholders and to avoid uncertainty in raising equity financing required to complete potential acquisitions and/or to finance other growth initiatives.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

During 2001, the Corporation had five (5) "Named Executive Officers", as that term is defined for purposes of the Regulation under the Securities Act (Ontario), three of whom were directors. The aggregate cash compensation paid to Named Executive Officers for the fiscal period ended December 31, 2001 was $399,910, as summarized below.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted
William M. Shaver Chief Executive Officer (1)(2)	2001	Nil	Nil	Nil	Nil
James W. Roxburgh Chief Executive Officer (3)(4)	2001	Nil	Nil	Nil	Nil
	2000	$76,280	Nil	Nil	Nil
	1999	$39,000	Nil	Nil	Nil
Garry W. Lynkowski President and Chief Financial Officer (5)	2001	$103,500	Nil	$49,370 (6)	Nil
	2000	$88,000	Nil	$48,000 (7)	Nil
	1999	$104,167	$8,000 (16)	$24,000 (8)	Nil
Malcolm R. Kane Vice-President, Operations (9) President (10)	2001	$112,500	Nil	$13,765 (11)	Nil
	2000	$106,250	Nil	Nil	Nil
	1999	$95,000	$8,000 (16)	Nil	Nil
Terry W. Pepper Vice-President, Technical Development (12)	2001	$120,775 (13)	Nil	Nil	Nil
	2000	$115,861 (14)	Nil	Nil	Nil
	1999	$115,895 (15)	Nil	Nil	Nil

Notes:

(1) Mr. Shaver was appointed Chairman and Chief Executive Officer of the Corporation on August 24, 2001. Mr . Shaver is also Vice-President, Mining Services Division of Dynatec Corporation.

Notes *(continued)*:

(2) Mr. Shaver's services were provided to the Corporation pursuant to the Management Agreement with Dynatec. See "Management Contracts." The compensation reported excludes any other remuneration which Mr. Shaver may receive directly from Dynatec, in his position of Vice-President, Mining Services Division of Dynatec Corporation.

(3) Mr. Roxburgh was appointed Chairman and Chief Executive Officer in September 1999; on November 1, 1999 Mr. Roxburgh was appointed President of the Corporation, subsequently, Mr. Roxburgh resigned as President on May 1, 2000 as Mr. Garry Lynkowski was reappointed as President on that date. On August 24, 2001, Mr. Roxburgh resigned as Chairman and Chief Executive Officer of the Corporation as Mr. William Shaver was appointed on that date.

(4) Mr. Roxburgh's services were provided to the Corporation pursuant to the Management Agreement with Dynatec. See "Management Contracts." The compensation reported excludes any other remuneration which Mr. Roxburgh may have received directly from Dynatec, in his prior position of Vice-President, Business Development of Dynatec.

(5) Mr. Lynkowski was President and Chief Financial Officer of the Corporation or a predecessor thereof since March 1996, with the exception of the period from November 1, 1999 to April 30, 2000, during which time Mr. Lynkowski was solely the Chief Financial Officer of the Corporation. On May 1, 2000, Mr. Lynkowski was reappointed as President of the Corporation. Prior to that time, Mr. Lynkowski was President and Chief Financial Officer of Mountain Minerals. On September 30, 2001, Mr. Lynkowski resigned as President and Chief Financial Officer of the Corporation.

(6) Amount includes the partial payment of a deferred signing bonus, pay-out of all outstanding vacation entitlement remaining as at September 30, 2001, all annual lease payments for a company automobile, life insurance premiums, health care benefits and all annual payments to a Group Registered Retirement Savings Plan (the "Group RRSP"). Annual payments made by the Corporation to the Group RRSP are calculated based upon matching the annual contribution made by the employee. At the Effective Date, approximately $44,000 remains payable to Mr. Lynkowski pursuant to his employment agreement with the Corporation.

(7) Paid to Takata Ventures Inc. ("Takata") for the period November 1, 1999 to December 31, 1999. The contract between the Corporation and Takata replaced and superceded the previous consulting contract between Takata and the Corporation, which terminated on October 31, 1999.

(8) Paid to Takata Ventures Inc. ("Takata") for the period of January 1, 2000 to April 30,2000. The employment contract between the Corporation and Mr. Garry Lynkowski, dated May 1, 2000 replaced and superceded the contract between Takata and the Corporation, which terminated on April 30, 2000.

(9) Mr. Kane was appointed Vice-President, Operations of a predecessor company of the Corporation in April 1995. Prior to that time, Mr. Kane was Vice-President, Asia Operations of Mountain Minerals.

(10) On October 1, 2001, Mr. Kane was appointed as President of the Corporation.

(11) Amount includes all annual lease payments for a company automobile, life insurance premiums, health care benefits and all annual payments to a Group Registered Retirement Savings Plan (RRSP). Annual payments made by the Corporation to the Group RRSP are calculated based upon matching the annual contribution made by the employee.

(12) Mr. Pepper was appointed Vice-President, Technical Development of a predecessor company of the Corporation in December 1996, Prior to that time, Mr. Pepper was with Unocal/Molycorp. On March 29, 2002, Mr. Pepper ceased to be involved with the Corporation.

(13) Mr. Pepper, based in the United States, was remunerated in U.S. dollars at a per annum salary of US$78,000. The reported amount of Cdn.$120,775 was based on an average annual exchange rate of Cdn.$1.5484 for every US$1.00.

(14) Mr. Pepper, based in the United States, was remunerated in U.S. dollars at a per annum salary of US$78,000. The reported amount of Cdn.$115,895 was based on an average annual exchange rate of Cdn.$1.4858 for every US$1.00.

(15) Mr. Pepper, based in the United States, was remunerated in U.S. dollars at a per annum salary of US$78,000. The reported amount of Cdn$115,861 was based on an average annual exchange rate of Cdn $1.4854 for every US$1.00.

(16) Bonus amounts were recommended by the Compensation Committee, and subsequently approved by the Board in 2000 with respect to the overall performance of each individual for the 1999 fiscal year.

Stock Options

As at the Effective Date, options to purchase common shares of the Corporation are held as follows:

Option Holders	Number of Options	Exercise Price	Expiration Date
Named Executive Officers[(2)]	Nil	Nil	Nil
Directors[(1)]	50,000	$0.65	March 26, 2003
Employees or Consultants[(3)]	25,000	$0.72	May 11, 2003

Notes:

(1) Does not include directors who are executive officers.

(2) No stock options were granted to any Named Executive Officers during 2001.

(3) No stock options were granted to any employees or consultants during 2001.

Aggregate Options Exercised During 2001 and 2001 Year-End Option Values

The following table sets forth details of options exercised during 2001 and the value of unexercised options as at December 31, 2001 for the Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options as at Year End (#)		Value of Unexercised in-the-money Options at Year End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
William M. Shaver	Nil	Nil	Nil	Nil	Nil	Nil
James W. Roxburgh	Nil	Nil	Nil	Nil	Nil	Nil
Garry W. Lynkowski	Nil	Nil	Nil	Nil	Nil	Nil
Malcolm R. Kane	Nil	Nil	Nil	Nil	Nil	Nil
Terry W. Pepper	Nil	Nil	Nil	Nil	Nil	Nil

Retirement and Pension Plans

The Corporation does not have a pension plan and does not provide retirement benefits to its employees.

Report on Executive Compensation

The Compensation Committee of the Board (the "Committee") exercises general responsibility regarding overall employee and executive officer compensation. It determines the total compensation of the Chief Executive Officer, President, Chief Financial Officer, and other executives, subject to Board approval. The Committee meets with management to review its guidelines on salaries of other employees. The Committee met once in the most recently completed fiscal year.

The purpose of the Corporation's executive compensation policy is to attract and retain individuals of high caliber to serve as executive officers and employees of the Corporation, to motivate their performance in order to achieve the Corporation's strategic objectives, and to align the interests of executive officers and employees with the long-term interests of the Corporation's shareholders. The Corporation's primary policy is to pay for performance and, accordingly, performance of the Corporation and of its executive officers as individuals are examined by the Committee.

Executive officer and employee compensation is comprised of essentially three components: (1) base salaries and bonuses, (2) employee benefits; and (3) stock options.

The Board has established the following policy with regard to executive compensation:

1. The Corporation shall provide compensation which is competitive with a representative sample of Canadian mining companies;

2. Compensation shall be provided in three basic forms: salary and bonuses, employee benefits (which consist primarily of health care benefits and automobile allowances) and stock options.

3. Salary compensation shall be set depending on individual performance and career progression, corporate results, general economic factors (e.g., inflation) and competitive survey information.

4. The Corporation shall, from time to time, grant stock options to directors, officers and employees to provide incentive compensation based on the performance of the Corporation. These options shall be granted in amounts as determined by the Board of Directors.

The purpose of the Corporation's executive compensation program is to provide compensation which is competitive, acknowledges each individual's unique contribution, provides an element of long term security through the employee benefit program and provides the potential of significant rewards for group performance through the stock option program.

The compensation paid to the Corporation's Chief Executive Officer, President and Chief Financial Officer during the period ending December 31, 2001 was based on their experience, personal performance and track record in the industry as well as external competitive and economic factors.

Submitted by the Compensation Committee: William M. Shaver, Neville. H. Simpson and David L.Trueman.

Share Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return of the common shares of the Corporation over the past five years with the cumulative total return of the TSE 300, TSE Mining and TSE Metals and Minerals Total Return Stock Indexes:

**HIGHWOOD RESOURCES LTD. vs. TSE 300 INDEX,
TSE MINING INDEX and TSE METALS and MINERALS INDEX**


COMPARATIVE PERFORMANCE GRAPH
200
180
160
140
120
100
80
60
40
20
0
1996
1997
1998
1999
2000
2001
Highwood Resources Ltd.
TSE 300 Index
TSE Mining Index
TSE Metals & Minerals Index

	1996	1997	1998	1999	2000	2001
Highwood Closing Price	$1.75	$0.70	$0.70	$0.69	$0.39	$0.185
Highwood Value	100	40.00	40.00	39.42	22.28	10.57
TSE 300 Value	100	114.97	113.15	149.04	160.08	139.95
TSE Mining Value	100	72.25	41.86	43.82	57.07	94.35
TSE Metals and Minerals Value	100	73.69	60.70	90.08	76.81	86.68

Note: Assumes $100 invested in Highwood Resources Ltd. common shares on December 31, 1996. and in the TSE 300, TSE Mining and TSE Metals & Minerals Total Return Indexes, which assume dividend reinvestment. Values are as of December 31 of the specified year.

Compensation of Directors

During the fiscal year ended December 31, 2001, directors, excluding officers of Highwood, were paid $500 per meeting of the Board of Directors or committees thereof attended by a director. For the year ended 2001, the amount of aggregate directors' fees paid to directors was $5,015.

Indebtedness of Directors and Officers

The only indebtedness to the Corporation or any of its subsidiaries incurred or owing since the commencement of the last fiscal year of the Corporation by its directors or officers is as set out in the following table.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2001	Amount Outstanding as at April 30, 2002
M. Christiana Knight (2) Vice-President, Finance and Controller	Issuer (1)	$19,941	$19,941

Notes:

(1) In September of 1997, a housing relocation loan was made to Ms. Knight. The loan does not bear interest and is secured by a second mortgage on Ms. Knight's property. The loan is repayable over a maximum of ten (10) years from bonus amounts earned by Ms. Knight and from the aggregate net value of any stock options exercised by Ms. Knight, at a rate of 1/2 of the after tax value to Ms. Knight of such amounts.

(2) Prior to October 1, 2001, Ms. Knight was Controller of the Corporation.

Directors' and Officers Insurance

Since 1980, Highwood has maintained liability insurance covering directors and officers of the Corporation acting in their respective capacities as such. Currently, coverage is $10,000,000 subject to a basic deductible of $25,000 and a corporate deductible of $50,000 for matters directly relating to the U.S. Securities and Exchange Commission ("SEC") and employee liability. The total premium paid by the Corporation in respect of this coverage during 2001 was $42,133.

Employment Agreements

The Corporation entered into an employment agreement dated October 24, 2001 with Malcolm R. Kane, President. The agreement is for an initial fixed term of one year commencing October 1, 2001 with automatic renewal term of additional 12 month periods, until termination. In the event of a termination of employment without cause, and in certain other specific circumstances, including a change of control of Highwood, Mr. Kane is entitled to certain compensation set forth within the agreement.

In the event that the employment of Mr. Kane is terminated without cause, including a dismissal arising from or related to a change of ownership of Highwood, Mr. Kane is entitled to receive twelve (12) months base salary, including bonuses, plus the continuation for twelve (12) months of benefits.

In the event of a change of control of Highwood, Mr. Kane is entitled upon dismissal to payments of any bonus earned but unpaid and have the immediate right to exercise all valid stock option agreements.

Management Contracts

Pursuant to an Executive Management and Technical Services Agreement (the "Management Agreement") dated effective October 1, 1999 between the Corporation and Dynatec Corporation ("Dynatec"), Dynatec has agreed to provide Highwood certain services including:

(a) executive management services, including administrative, organizational and management support for the business of Highwood and the provision of a Chief Executive Officer of Highwood to lead and manage the strategic direction of Highwood; and

(b) technical services, including technical studies, evaluations and advice on exploration, development and production of industrial minerals, facilities, design, construction, operation and maintenance and project development.

As compensation for the executive management services, Highwood is required to pay Dynatec $92,400 per annum in equal monthly installments, payment of which for 2001 has been waived by Dynatec. As compensation for the technical services, Highwood has agreed to pay such amounts to Dynatec as agreed by the parties from time to time. During the fiscal year ended December 31, 2001, a total of $639 in fees was paid by Highwood to Dynatec pursuant to the Management Agreement.

To the best of the knowledge of the senior management of the Corporation, during the fiscal year ended December 31, 2001, the following persons and companies were insiders of Dynatec:

Ian W. Delaney of Toronto, Ontario, W. Robert Dengler of Nobleton, Ontario, William M. Shaver of Maple, Ontario, Arnold Klassen of Newmarket, Ontario, Gerald L. Bolton of Fort Saskatchewan, Alberta, Ronald P. Fournier of Toronto, Ontario, Daniel P. Owen of Toronto, Ontario, Peter Steen of Tappen, British Columbia, David F. Banks of Toronto, Ontario, Bruce V. Walter of Toronto, Ontario, James. G Matthews of Toronto, Ontario, Noble H. Larsen of Salt Lake City, Utah, and Patrick M. James of Arvada, Colorado.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange has adopted a series of guidelines (the "TSE Guidelines") for effective corporate governance and requires that all TSE listed companies disclose on an annual basis their approach to corporate governance.

The Corporation's Board of Directors and senior management considers good corporate governance to be central to the effective and efficient operation of the Corporation. The Corporation's approach to corporate governance with reference to the TSE Guidelines is set out in a summary form below:

1. ***The Board of Directors should assume responsibility for stewardship of the Corporation, including:***

   (a) *Adoption of a strategic planning process:*

The Board considers strategic planning issues on a periodic basis at its regularly scheduled meetings. The Board reviews the written objectives of senior executives and provides guidance for the development of corporate strategy.

(b) *Identification of principal risks and implementation of systems to manage these risks:*

The Board periodically reviews the Corporation's principal risks and management's recommendations for managing these risks. At each Board meeting, management and the directors also review operations, which includes issues relating to risk.

(c) *Succession planning, including appointing, training and monitoring senior management:*

The Board regularly reviews organizational structure and succession planning matters including the monitoring of senior management. Appointment, training and monitoring of senior management are the responsibilities of the President although senior management appointments are undertaken in concert with the Chief Executive Officer and the Compensation Committee.

(d) *Communications Policy*

Monitoring the Corporation's effectiveness of communication with shareholders, other stakeholders, and the public is primarily the responsibility of the President. Significant continuous disclosure documents are reviewed by the Board of Directors or an appropriate committee of the Board of Directors.

(e) *Integrity of internal control and management information systems:*

The Audit Committee regularly reviews internal control systems with senior management to ensure that a high level of internal control is maintained. The integrity of the management information system is monitored by senior management and is reviewed annually with both the Audit Committee and external auditors and the results reported to the Board of Directors.

2. ***A majority of directors should be "unrelated" and free from conflicting interest. Where there is a significant shareholder there should also be a number of directors unrelated to the significant shareholder that reflects the share of the Corporation held by other shareholders.***

The Corporation has seven directors, five of whom qualify, in the view of the Board, as 'unrelated' under the definition provided in the TSE Guidelines. The unrelated directors are Garry W. Lynkowski, Neville H. Simpson, David E. Hill, David L. Trueman, and James W. Roxburgh. The related directors are William M. Shaver and Arnold Klassen, officers of the Corporation and members of management.

A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors. Although Dynatec Corporation, owning approximately 40.6% of the issued and outstanding shares of the Corporation does not qualify as a significant shareholder, two of the directors of the Corporation are also employees of Dynatec, namely, William M. Shaver and Arnold Klassen. Five of the directors of the Corporation are not officers or employees of either the Corporation or Dynatec, namely, Garry W. Lynkowski, Neville H. Simpson, David E. Hill, David L. Trueman and James W. Roxburgh.

3. ***The Board is responsible for applying the definition of 'unrelated director' to the circumstances of its individual directors, and to disclose annually whether Guideline 2 has been met and the principles supporting that conclusion.***

The Board of Directors has considered, with respect to each director, his independence in relation to management and any interest or relationship, other than shareholdings, that could or could reasonably be perceived to materially interfere with his ability to act with a view to the best interests of the Corporation.

The Board concluded that of the seven directors of the Corporation, five are unrelated directors as described in item 2 above.

4. *The Board of Directors should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.*

The Governance Committee assesses the need for new or replacement directors and to make recommendations to the Board. The Governance Committee is composed of four outside, unrelated directors.

5. *The Board should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors. This process should be carried out by the nominating committee or other appropriate committees.*

The Governance Committee assesses the effectiveness of the Board and Board committees. It also evaluates the contribution provided by individual directors.

6. *The Corporation should provide an education and orientation program for new recruits to the Board.*

The Corporation does not provide a formal orientation and education program for new directors. On an ad hoc basis, however, an existing Board member may be assigned to orient and educate any new Board member.

7. *Every Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.*

The Board has reviewed its size and composition and has concluded that the constitution of the Board is appropriate given the size of the Corporation and the committee structure currently in place.

8. *The Board should review the adequacy and form of the compensation of directors to ensure that it reflects the responsibilities and risks involved.*

The Compensation Committee reviews and recommends the remuneration of directors to the Board for approval. The Committee considers time commitment, comparative fees in the industry and responsibilities in determining remuneration.

9. *Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include inside directors, i.e., officers or employees of the Corporation or its affiliates.*

The Audit Committee and the Corporate Governance Committee are composed entirely of outside, unrelated directors. The Compensation Committee is composed of a majority of outside, unrelated directors.

10. *The Board should assume responsibility, or assign responsibility to a committee of directors, the general responsibility for developing the Corporation's approach to governance issues and for the Corporation's response to these guidelines.*

The Corporation has a Corporate Governance Committee which has and continues to develop the Corporation's approach to governance issues. This Committee will monitor compliance with and consider additions to and amendments of the Corporation's governance policies.

11. The Board of Directors, together with the CEO, should develop position descriptions for the Board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve, or develop with the CEO, the CEO's objectives.

The specific mandate for the Board and the Corporation's senior management and their respective limitations has been identified. Any responsibility which is not delegated to senior management or a Board committee remains with the full board. Written objectives are currently being defined for the CEO, including the mandate to ensure, over a long term of operations, the realization of maximum profits compatible with the best interests of employees, customers and shareholders.

12. Every Board of Directors should have the appropriate structures and procedures to ensure that the Board can function independently of management. This may be accomplished by separating the functions of CEO and Chairman of the Board or by other means.

While William Shaver holds the offices of both Chairman and Chief Executive Officer, the Board has five outside, unrelated directors and each of the Audit Committee and the Corporate Governance Committee are comprised entirely of outside, unrelated directors.

13. The Audit Committee of the Board should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be specifically defined. The Audit Committee should have direct communication channels with external and internal auditors. The Audit Committee should ensure that management has fulfilled its obligation to design and implement an effective system of internal control.

The Audit Committee, composed only of outside, unrelated directors, is generally mandated to monitor audit functions and the preparation of financial statements, review news releases on financial results, review all prospectuses and the annual information circular, meet with the outside auditors independently of management, and oversee management to ensure that an effective system of internal controls have been designed and implemented. The Corporation does not have internal auditors.

14. The Board should enable directors to engage outside advisors at the expense of the Corporation when appropriate, subject to the approval of a Board committee.

Subject to the approval of the Chairman of the Board, an individual director is entitled to engage an outside advisor at the Corporation's expense.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of the current directors, officers and shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding common shares of the Corporation, or any known associates or affiliates of such persons, in any transaction since the beginning of the Corporation's last completed fiscal year, except as otherwise disclosed herein and as follows:

Highwood entered into a forbearance agreement (the "Forbearance Agreement") dated October 3, 2001 with its principal lender, a Canadian chartered bank, to repay in an orderly fashion all amounts owing under outstanding loans and letters of credit aggregating at September 30, 2001 approximately $6.4 million, plus interest and costs. The Forbearance Agreement required Dynatec, Highwood's principal shareholder, to enter into a standby agreement in connection with the rights offering whereby it would agree to subscribe for Common Shares upon exercise of the rights having an aggregate subscription price of not less than $1.5 million. In addition, as additional security to the principal lender for a $1.5 million payment due to be paid by Highwood to the lender on or before December 15, 2001, Dynatec guaranteed (the "First Dynatec Guarantee") such payment and provided a $1.5 million letter of credit (the "First Letter of Credit") as security for the First Dynatec Guarantee which could be drawn in the event that the rights offering had not closed and payment had not been advanced to the principal lender by that date. The rights offering closed in January, 2002, the $1.5 million payment was made to the lender and the First Dynatec Guarantee and the First Letter of Credit were returned by the lender to Dynatec.

Highwood entered into an indemnity and security agreement (the "Indemnity Agreement") dated effective November 21, 2001 with Dynatec, which provides for an indemnity to Dynatec by Highwood for claims being made by Highwood's principal lender pursuant to the Forbearance Agreement, the First Dynatec Guarantee or the First Letter of Credit. As security for the obligations of Highwood under the Indemnity Agreement, Highwood granted to Dynatec a security interest in all its property, assets and undertaking, subordinate to the prior payment to and security of the principal lender and its assignees.

Dynatec also agreed to provide other financial assistance to the Corporation while the Corporation seeks financing to replace its current financing, including entering into an option agreement dated October 2, 2001 (the "Option Agreement") with the Corporation whereby Dynatec has grated to Highwood an option to purchase up to 6,400 metric tonnes of low-grade barite which will be processed for sale to Highwood's customers. Purchase prices of the barite inventory under the Option Agreement reflect a return to Dynatec of the principal lender's prime lending rate of interest plus 3% per annum. The purchase of the barite inventory in this manner permits the Corporation to reduce its operating line of credit with its principal lender.

In consideration of the provision of the First Letter of Credit and the grant of the option by Dynatec under the Option Agreement, the Corporation agreed to pay Dynatec the sum of $225,000 which funds will be used by Dynatec to subscribe for 1,250,000 common shares of the Corporation for a purchase price of $0.18 per share ($225,000 in aggregate). The issuance of the common shares to Dynatec is subject to approval of "disinterested shareholders" of the Corporation to be sought at the meeting. See "Particulars of Matters to be Acted Upon - Approval of Issuance of 1,250,000 common shares to Dynatec Corporation".

Highwood entered into a First Supplemental Agreement to the Forebearance Agreement ("Forebearance Amending Agreement") dated March 28, 2002 with its principal lender. The Forebearance Amending Agreement required Dynatec to provide a guarantee ("Second Dynatec Guarantee") and a $1.0 million letter of credit ("Second Letter of Credit") as security for the Second Dynatec Guarantee, to the principal lender for a $1.0 million payment due to be paid by Highwood to the lender on or before June 30, 2002.

Highwood and Dynatec amended the Indemnity Agreement by an agreement ("Indemnity Amending Agreement") dated as of March 28, 2002, which provides for an Indemnity to Dynatec by Highwood for claims being made by Highwood's principal lender pursuant to the Forebearance Agreement, as amended by the Forebearance Amending Agreement, the Second Dynatec Guarantee or the Second Letter of Credit.

In consideration of the provision of the Second Letter of Credit, the Corporation agreed to pay Dynatec the sum of $60,000 which funds will be used by Dynatec to subscribe for 444,444 common shares of the Corporation for a purchase price of $0.135 per share ($60,000 in aggregate). The issuance of the common shares to Dynatec is subject to approval of "disinterested shareholders" of the Corporation to be sought at the meeting. See "Particulars of Matters to be Acted Upon - Approval of Issuance of 444,444 Common Shares to Dynatec Corporation".

GENERAL

Information contained herein is given as of the Effective Date, except as otherwise noted. If any matters which are not now known should properly come before the Meeting, the accompanying form of proxy will be voted on such matters in accordance with the best judgment of the person voting it. The content and sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 30th day of April, 2002.

HIGHWOOD RESOURCES LTD.

William M. Shaver	**Arnold Klassen**
Chairman and Chief Executive Officer	**Chief Financial Officer**

HIGHWOOD RESOURCES LTD.
PROXY SOLICITED BY THE MANAGEMENT OF THE CORPORATION
for the Annual and Special Meeting of Shareholders
to be held on June 24, 2002

The undersigned shareholder of **HIGHWOOD RESOURCES LTD.** hereby appoints **WILLIAM M SHAVER,** Chairman and Chief Executive Officer or, failing him, **MALCOLM R. KANE**, President or failing him, **ROY H. HUDSON**, Secretary, *or instead of any of the foregoing,* ____________________. as PROXY of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held on the date set out above and at every adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the said meeting or any adjournment thereof, and the undersigned hereby revokes any former instrument appointing a proxy for the undersigned at the said meeting or any adjournment or adjournments thereof.

Without limiting the general authorization and power hereby given, all of the shares registered in the name of the undersigned are to be voted as indicated below:

1. FOR ☐ WITHHOLD VOTE ☐ (or if no specification is made, "FOR") for the election of directors as set forth in the Management Information Circular accompanying the notice of the meeting;

2. FOR ☐ WITHHOLD VOTE ☐ (or if no specification is made "FOR") for the appointment of Deloitte & Touche LLP as auditors of the Corporation and authorizing the directors to fix the auditors' remuneration.

3. FOR ☐ AGAINST ☐ (or if no specification is made, "FOR") for the approval of issuance of 1,250,000 common shares of the Corporation to Dynatec Corporation.

4. FOR ☐ AGAINST ☐ (or if no specification is made "FOR") for the approval of issuance of 444,444 common shares of the Corporation to Dynatec Corporation.

5. FOR ☐ AGAINST ☐ (or if no specification is made, "FOR") the approval of private placement transactions during the ensuing 12 month period as set forth in the Management Information Circular accompanying notice of the meeting.

DATED this __________ day of __________, 2002.

____
Signature of Shareholder

____
Name of Shareholder ***(please print clearly)***

____
Number of Shares Voted ***(please print clearly)***

431280106
CUSIP Number - Highwood Resources Ltd.

**** **Please refer to instructions on reverse side** ****

NOTES:

1. Shareholders are entitled to vote at the meeting either in person or by proxy. A proxy must be dated and signed by the shareholder or his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized. Signature should agree with the name on this proxy. If this proxy is not dated in the above space, it will be deemed to bear the date on which it was mailed.

2. Each shareholder has the right to appoint a person to represent him or her at the meeting other than the persons specified above. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3. The shares represented by this proxy will be voted on items 1 thru 3 inclusive as the shareholder may have specified by marking an [X] in the spaces provided for that purpose. If no choice is specified, the shares will be voted as if the shareholder had specified an affirmative vote.

4. This proxy confers authority for the above-named to vote in his or her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying this form of proxy and other matters which may properly come before the meeting.

5. To be valid, this instrument of proxy must be received by the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada at 100 University Avenue, Toronto, Ontario M5J 2Y1; Fax: (416) 981-9803 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the meeting or any adjournment thereof.

HIGHWOOD RESOURCES LTD.

ANNUAL REPORT 2001

Corporate Profile

Highwood Resources Ltd. is a Canadian processing and manufacturing company that supplies high-value industrial mineral products to paint and chemical markets throughout the world. The Company has mining and processing facilities in North America and Southeast Asia and markets barite, talc, silica, gypsum, dolomite and zeolite products through an extensive distribution network.

Incorporated in the Province of Ontario, Canada, Highwood is a public company with shares traded in Canada on The Toronto Stock Exchange (symbol : HWD) and in the United States on the Over-the-Counter-Bulletin Board (symbol : HIWDF).

Canada Talc and Mountain Minerals
Marmora, Ontario

Since its acquisition in early 1999, this facility has been modernized and upgraded. The Canada Talc Division mines, processes and markets talc and dolomite. The Mountain Minerals Division processes and markets high quality barite filler and extender products.

Mountain Minerals
Lethbridge, Alberta

In operation since 1943, this facility currently manufactures API grade barite for various natural resource markets, powdered gypsum for drilling fluids, agricultural and environmental applications, and natural zeolites for the agri-food industry.

Mountain Minerals
Golden, British Columbia

In operation since 1981, this facility manufactures high purity, high-grade silica sand for container glass and fibreglass applications, as well as other miscellaneous silica based products.

Sino-Can Micronized Products Co. Ltd.
Joint-Venture: Guiyang, China

In operation since 1995, this facility is now ISO9001 certified, and utilizes the same technology as the Mountain Minerals divisions in Canada. It produces and markets high-quality barite filler and extender products.

Rare Metal Alloys Inc.
Calgary, Alberta

Created in 2000, this wholly-owned subsidiary, incorporated in the Province of Alberta, continues to focus on the commercialization and on-going development of the Corporation's specialty metals and rare earth mineral deposits. In conjunction with Dynatec Corporation's Metallurgical Technology Division, Rare Metal Alloys' priority is to create a viable commercial development of the Thor Lake beryllium property in Canada's Northwest Territories.

FINANCIAL HIGHLIGHTS

	2001	2000	1999	1998	1997
	$	$	$	$	$
Revenue	17,579,430	16,511,791	16,953,306	13,869,761	15,026,320
Operating (loss) income	(1,010,682)	(1,007,426)	904,251	1,084,937	1,050,156
Earnings (loss)	*(2,610,768)*	*(348,114)*	*997,465*	*(5,498,450)*	*1,002,156*
Earnings (loss) per share	(0.12)	(0.02)	0.04	(0.25)	0.05
EBITDA	647,117	408,679	2,277,149	1,801,017	1,875,361
EBITDA per share	0.03	0.02	0.10	0.08	0.09
Cash flow from operations	117,114	(20,234)	2,136,654	1,851,892	1,907,156
Cash flow per share	0.01	–	0.10	0.09	0.09
Total assets	28,426,617	30,171,410	30,788,253	25,034,550	30,448,993
Long term debt	–	–	1,993,482	247,433	1,004,823
Shareholders' equity	18,219,737	20,830,505	20,828,924	18,803,079	24,301,529
Common shares outstanding	21,855,458	21,855,458	21,855,458	20,025,748	20,025,748
Diluted	21,970,358	22,447,758	22,476,158	21,807,148	21,824,748

Note Regarding Forward-Looking Information

Certain statements throughout this annual report, including management's assessment of the Company's future plans and operations, are "forward-looking statements", that are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. These risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; market competition; risks inherent in the Company's mineral operations; the Company's ability to replace and expand mineral reserves; the Company's ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company's ability to access external sources of debt and equity capital and such other risks and uncertainties described from time to time in the Company's reports and filings with the Canadian securities authorities and the U.S. Securities and Exchange Commission.

Clarity of Direction

HIGHWOOD IS FOCUSED ON A STRATEGY THAT WILL MAKE IT A STRONG COMPANY IN THE AREA OF INDUSTRIAL MINERAL PRODUCTS OVER THE LONG-TERM. YOUR BOARD OF DIRECTORS AND THE MANAGEMENT GROUP ARE DEVOTING THEIR EFFORTS TO RESTORING THE COMPANY TO SOUND FINANCIAL FOOTING. THIS WILL BE ACCOMPLISHED IN A MANNER THAT ENSURES PROPER GOVERNANCE, PROTECTION OF THE COMPANY'S ASSETS AND PROTECTION OF THE ENVIRONMENT. THIS WILL ALSO OPTIMIZE SHAREHOLDER VALUE OVER A DIFFICULT TIME IN YOUR COMPANY'S HISTORY AND IN THE MINERAL BUSINESS IN GENERAL.

Accomplishments

The year 2001 was not a banner year for the Company. However, we are pleased to report several positive developments and accomplishments that enable us to look to the future with confidence.

- The Rights Offering completed in January 2002, raised $2.25 million with over 80% participation from our shareholders.
- In January, 2002, the long-term debt was reduced by $1.5 million from the proceeds of the Rights Offering.
- The long-term debt was further reduced by $0.8 million from the normal cash flow of the Company during 2001.
- The operating line of credit was reduced by $0.6 million.
- Restructuring of the management team was successfully completed.
- The Company's Sino-Can Joint Venture received ISO 9001 Certification and purchased facilities, which will allow it to optimize production and costs.
- The Company successfully renegotiated the Forbearance Agreement with its lender to extend financing to September 30, 2002.



SINO-CAN FORMALIZES THE PURCHASE AGREEMENT FOR NEW FACILITIES. OCTOBER, 2001.



MARMORA, ONTARIO, PROCESSING FACILITY.

Support of Major Shareholder

Dynatec Corporation has owned 35% of Highwood since 1999. This ownership was increased to 40% in January, 2002 as a result of Dynatec's support of the Rights Offering and the purchase of common shares on the market.

Highwood would like to thank Dynatec for the considerable amount of financial and managerial support it provided to the Company throughout the year.

The Future

We are moving into 2002 and the years ahead with a clear understanding of the goals we must attain and an operational strategy to achieve these goals. The tasks ahead are formidable, but management is confident that they can and will be completed in a timely manner.

- We will get the Company on a solid financial footing.
- We will return to profitability.
- We will continue to focus on safety and quality in our operations.
- We will continue to make our customers our highest priority.

Acknowledgement

I would like to express my appreciation to all of our employees for their untiring efforts and loyalty. We also must acknowledge the significant contribution of our management team and the support of our Board of Directors. We also cannot overlook thanking the management and staff of Sino-Can and our joint venture partners for their continuing effort and contribution.

Sincerely,

William M. Shaver
Chairman and Chief Executive Officer
March 15, 2002

A LARGER CUSTOMER BASE AND MARKET SHARE GIVE US CAUSE FOR INCREASED OPTIMISM IN 2002, AS THE ECONOMY REBOUNDS.


Ottawa
Marmora
Toronto

Canada Talc & Mountain Minerals

Marmora, Ontario

In 2001, production volumes at the Marmora facility were similar to those of 2000 and remained below levels required to achieve acceptable unit production costs, particularly following September 11th and the ensuing economic downturn. However, indications are that the Company's persistence with the development of the talc market will begin to bear fruit in 2002. Volumes have increased markedly over the corresponding first two months of 2001 with very encouraging results.

Throughout 2001, the overall operational capabilities of the Marmora facility continued to be improved. A significant investment in time and effort was made in the areas of personnel training, safety programs and more formalized maintenance and operating procedures.

A new talc dryer was commissioned in the early part of the year, which resulted in a ten fold increase in drying capacity with associated savings in labour and energy costs. An electronic power factor correction system was also installed, thereby reducing electrical demand charges, which constitute a significant part of the processing cost.

The importation of raw barite material from the Company's joint venture partner in China continues to go very well, both in terms of quality and delivery. The potential for cost savings in this area is significant and the Company continually and diligently strives to improve the logistics in this area.

The lower than expected talc volumes in 2001 resulted in a higher per unit cost of mining. However, improvements in ore handling and production planning have lead to noticeably better results in 2002.

Marketing

Continued focus on talc marketing has resulted in new business relationships; these new sales enabled the maturity to full-scale usage in the first quarter of 2002. Marketing efforts continue to be focused on prospective customers with which the Company has a solid track record in supplying industrial mineral filler products. Furthermore, a large number of lab samples and plant trials are currently under evaluation with prospective customers and the Company is very optimistic about the continued growth of new business in 2002. The efforts of the Company to put a reliable, consistent, quality products on the market are paying off as the products gain customer acceptance and the Company is being recognized as a quality producer of talc products.

Overall, the marketing results for filler and extender products in 2001 were mixed. Despite having a larger, growing customer base, sales growth was less than expected, with an 11% increase in total tonnes and a 7% increase in revenue for products produced at Marmora. Much of the material produced at Marmora goes into durable goods and automotive



Barite and talc storage silos.
Marmora, Ontario.

production. Sales volumes are dependent on the health and performance of these key economic segments. Significant volume increases in sales of coarser grade barite and talc product, and the addition of new customers for these products, were somewhat offset in revenues by the reduction in sales of fine grade barite as the economy slowed in the third and fourth quarters of 2001. The resulting overall reduction in consumption of raw materials was further exacerbated by the post September 11th economic downturn. At the end of 2001, sales of some of the higher end products had declined by 20% from 2000, greater than originally forecasted. Looking toward 2002, the Company's larger customer base and increasing market share give us cause for optimism as the economy begins to show signs of recovery. The initial signs of an upswing in the first quarter of 2002 were evident, as sales volume, revenue and capacity utilization significantly increased.

Distribution of filler and extender products was enhanced by the addition of two new distributors, one in Canada for talc products and one in the United Kingdom for both Mountain Minerals Sparwite® barite and Canada Talc Cantal™, Talcor™ and Dolfil™ products. We should also note that initial trial sales orders were received for our talc products in Thailand and in Latvia.

Additional developments scheduled in 2002 include the introduction of a number of new, modified or value-added products, including a variety of specialty grade barite, talc and treated talc products, improved product delivery and packaging systems.

Exploration & Development

For the past several years, Highwood has sought to expand business through the development of complementary mineral filler product lines. This initiative included the exploration and development of muscovite mica projects as well as assessment of other commodities. Since 1999, Highwood acquired two mica properties that have been assessed for potential muscovite mica production.

Kaladar Mica Property, Southeastern Ontario

In April, 1999, Highwood entered into an option to acquire an interest in the Kaladar muscovite mica property, located near Kaladar, Ontario, approximately 27 km northeast of Madoc. The property is in the advanced exploration stage with an inferred mineral resource established by surface exposure, trenches, an existing open pit, numerous drill holes and preliminary mineral processing testwork.

Geological mapping, sampling, drill core relogging and re-sampling were conducted on the Kaladar project during 1999. This work resulted in outlining the distribution of areas hosting the most optimal combinations of muscovite grade and quality considerations. This area was then sampled for further mineral processing testwork. Bench-scale mineral processing testwork was conducted on a small volume of bulk sample material in 1999 and 2000. This test program concentrated on improvement of product quality and reduction of mineral processing costs. The Kaladar muscovite product was also successfully tested in a prospective end-use application.

The Company's financial results over the past two years have had a negative impact on its ability to sustain exploration and development efforts. Consequently, the Company terminated the Kaladar option in late 2001.

White Birch Mica Property, Central Ontario

During 2000, target generation efforts led to the discovery of an apparent high-quality muscovite mica-bearing formation northeast of North Bay, Ontario. Twenty-six claim units were staked over the prospective muscovite formation, covering 416 hectares. Proposed exploration activities, planned for a preliminary assessment of this grass-roots prospect during 2001 have been postponed indefinitely pending improvement in the Company's financial performance.

Mikwam Joint Venture
Northeastern Ontario, Canada

Highwood continues to hold a 59.1% interest in the Mikwam Joint Venture, located 155 km northeast of Timmins, Ontario. Newmont continues to hold the remaining 40.9% interest in the Joint Venture.

WESTERN CANADA


Golden
Lethbridge

MANAGEMENT IS CONTINUING TO EXAMINE, RESEARCH, EVALUATE AND DEVELOP NEW PRODUCTS FOR PRODUCTION AT THE LETHBRIDGE AND GOLDEN FACILITIES, INCLUDING NEW MINERAL PRODUCTS, PRODUCT BLENDS AND TOLL PROCESSING OPPORTUNITIES.



SILWITE™ GOLF COURSE SAND AT KANANASKIS, ALBERTA.

Mountain Minerals

Golden, British Columbia

The silica division had another solid year in 2001.The facility is very dependent on one large glass customer in British Columbia which filed for court protection in 2001. However, this customer's glass manufacturing plant was sold fairly quickly, and resulted in no interruptions of our glass sand deliveries and we continue to supply the new owner.

Process changes made in 2000 continue to be effective in decreasing the production of by-product sands that add to slow-moving inventories. A significant amount of these materials had built up over time. A large stockpile of metallurgical rock, resulting from the loss of a customer for this material, further added to this inventory problem. To resolve this situation, an aggressive program to recycle these products was initiated in 2001, with very positive results. A total of 16,000 metric tonnes of metallurgical rock and 16,000 metric tonnes of by-product sand was successfully recycled during the summer crushing and washing season, with little effect on overall production efficiencies. This recycling program resulted in a much reduced cash expenditure, since mining and shipping requirements were significantly decreased. A total of 60,000 metric tonnes were transported from the mine site compared to the forecasted 116,500 metric tonnes. All segments of the silica division produced unit costs below budgeted levels and despite a small drop in overall revenues the resulting contribution was $105,000 above budget and $60,000 greater than in 2000. While the continuing success of the Golden facility relies heavily on one large glass sand customer, it consistently performs well, and the outlook is very positive.

Lethbridge, Alberta

The Lethbridge facility achieved greater results in 2001. Production was 36,443 metric tonnes compared with 25,308 metric tonnes in 2000, representing an increase of 44 percent. Due to the increase in production volumes the average corresponding milling cost of production decreased overall by approximately 30 percent. The company purchases barite feedstock for the oil and gas drilling industry from Nevada, then transports the ore by rail to Lethbridge for processing. In March of 2001, a new railcar unloading system was completed at the Lethbridge facility. The new pit system enables the use of cost effective bottom discharge rail cars and thereby has resulted in a significant savings. The raw barite ore purchased from Nevada is of a consistent quality, and barite production volumes have remained high through the first two months of 2002. Zeolite production showed a marked increase in 2001, which has helped to reduce our dependency on the oil patch. The Company continues to investigate the feasibility of processing additional mineral lines through the Lethbridge facility in order to further this end.

The Lethbridge facility will continue to be a solid contributor as long as production volume remains above 30,000 metric tonnes per annum.

Marketing

Silica sales declined by 12% in 2001 from 2000 due to the continued suspension of activities by the Company's metallurgical silica rock customer. To date, there is no indication that this customer will re-commence production in 2002. However, management anticipates sales will grow modestly in 2002 with the existing range of silica products offered. Marketing efforts in silica products are focused on new product development with three opportunities currently being pursued for different silica-based product applications. These opportunities include the introduction of engineered and blended products based on existing products being manufactured, as well as the refinement of by-product materials into saleable products. Trials are either underway or planned to commence shortly, with sales anticipated in late 2002 and early 2003.

The Company's sales to the agriculture market segment performed very well in 2001 with increases in sales and revenues to these products exceeding 70%. As our zeolite products continue to gain acceptance in Western Canada, we continue to experience growth of this product line to the point where for the first time we are anticipating zeolite products to have a significant positive contribution to the Company's results in 2002. Gypsum sales to the agriculture market also grew significantly during 2001 due to a geographic expansion of marketing efforts.

During the first six months of 2001, sales for products supplied to the oil and gas markets were strong. Strong sales were a direct result of high commodity prices for crude oil and natural gas, strong drilling activity and high drill rig utilization rates. Unfortunately, due to rapidly decreasing commodity prices in the third and fourth quarter, much of the drilling activity was suspended, delayed or cancelled. In early 2002 the situation remained unchanged; however, recent forecasts and increasing oil and gas commodity prices may indicate a strengthening drilling sector in Western Canada for the remainder of 2002.

Revenue and sales from the Lethbridge operation increased by 38% in 2001, and management is optimistic that overall sales results in 2002 will remain strong.

Business development activities in 2002, in addition to our efforts in silica products, will include potential new applications for our zeolite products in oil and gas exploration, construction and environmental applications. Discussions are ongoing with potential customers and value-added processors in these areas. As zeolite products and applications generally require several months for development, we do not anticipate these efforts to result in any significant increase in sales for 2002. Management continues to examine, research, evaluate and develop new products for production at the Lethbridge and Golden facilities, including new mineral products, product blends and toll processing opportunities.

Non-Producing Assets

The Company continues to aggressively pursue the sale of the Limeco processing facility in Rocky Mountain House, Alberta, the mine site in Parson, British Columbia and the Sheep Creek mill in Northport, Washington. Although the Limeco facility has been offered for sale fully intact, should a buyer fail to materialize, the plant will be dismantled and the land and assets sold separately.

NORTHERN CANADA


Thor Lake



Thor Lake; Northwest Territories

North T Zone - Beryllium

The Company's program of project development for beryllium resources contained at the North T Zone located 100 km southeast of Yellowknife, N.W.T., was largely suspended during 2001 while the Company concentrated efforts on improving its financial performance.

To assist with the feasibility analysis of potential North T Zone beryllium production, several studies were commissioned during 2000. The scope of the studies included review and assessment of critical issues and advancements in the areas of technology, permitting, and marketing.

The studies concluded that beryllium production from the North T Zone is technically feasible, but the successful resolution of significant regulatory and environmental issues are crucial for potential commercial production. The project evaluation reports provide information for the next stage of evaluation for the North T Zone - a prefeasibility study.

The Company continues to seek potential joint venture opportunities for the development of commercial production of beryllium resources contained within the North T Zone.

Lake Zone – Tantalum, Niobium, Zirconium

The main focus for the Thor Lake Project over the past year was towards advancing the development of the tantalum resources contained within the Lake Zone, a portion of the Thor Lake property. The Company's initial step towards this advancement has been completed by way of the Lake Zone Option Agreement (the "Agreement") entered into by Highwood Resources Ltd. ("Highwood") and Navigator Exploration Corp. ("Navigator").

Tantalum is a valued resource as it is ductile, easily-fabricated, highly-resistant to corrosion by acids, an excellent conductor of heat and electricity, and has a high melting point. Tantalum metal is used in electronic components, such as capacitors and microprocessors which are used in products ranging from cellular phones, pagers, personal computers and game consoles to automotive electronics. Tantalum alloys are also used in applications where corrosion resistance is an important consideration for applications such as chemical containment equipment, superalloys used in jet engine components, and for medical implants.

Dramatic price increases in tantalum concentrates and materials during mid-2000 to mid-2001 have lead to a resurgent interest in undeveloped tantalum resources. Highwood's Lake Zone is widely known to contain a substantial undeveloped resource of tantalum, niobium and zirconium. The Company sought to capitalize on this interest and obtain value from this asset by seeking joint venture opportunities and investors interested in furthering the development of the resource.

To that end, in May, 2001, the Agreement was entered into by Highwood and Navigator whereby Navigator may earn a 51% interest in the Lake Zone, a portion of Highwood's Thor Lake property that contains significant tantalum, niobium and zirconium mineralization. The Mining Lease that contains the Lake Zone consists of 2,602 acres of the 10,499-acre Thor Lake property. Navigator may acquire a 51% interest by incurring exploration and development expenditures and making cash payments to Highwood totalling $1.51 million over four years. Following Navigator's potential exercise of the option, Highwood and Navigator anticipate forming a joint venture in order to further development directed toward commercial production.

Exploration work conducted by Highwood, Placer Development Ltd. and other operators, discovered and investigated tantalum, niobium and zirconium mineralization contained within the Lake Zone in the period from 1978 to 1988. Metallurgical testwork undertaken in this period found that tantalum mineralization was fine grained and problematic to effectively recover.

In July, 2001, Navigator re-commenced metallurgical testwork based on sample material obtained from the resampling of the drill core. Although the testwork completed thus far must be considered preliminary in nature, technological improvements have resulted in improved tantalum recovery. Both Highwood and Navigator are encouraged by the results to date, with renewed optimism that a technically and economically feasible metallurgical process may eventually be outlined.

Future development of other resources contained within the North T and South T Zones at the Thor Lake Project have also been positively affected by increased demand for gallium. Gallium resources are known in the North and South T deposits. Gallium is used in computer components.

Potential co-development of these resources could bring economies of scale and reduce the development and operating costs of all operations.

Highwood continues to hold a Land Use Permit which allows limited exploration and development activity on the property.

INTERNATIONAL

Sino-Can Joint Venture


Guiyang, China

THE SINO-CAN JOINT VENTURE PERFORMED WELL THROUGHOUT 2001. THE COMPANY CONTINUED TO BE RECOGNIZED AS A PREMIUM SUPPLIER OF MICRONIZED BARITE POWDERS LICENCED UNDER ISO9002. AN IMPORTANT STRATEGIC MILESTONE WAS REACHED, WITH THE GRANTING OF AN ISO9001 LICENCE IN DECEMBER, 2001.

The Company's joint venture is located in the City of Guiyang, the capital city of Guizhou province. China continues to develop rapidly, and the city of Guiyang is no exception. Initially located on the outskirts of the city, the Sino-Can facility is now being surrounded by many modern residential and commercial developments. In 2001 management recognized that with this continued development, the current site was quickly becoming less attractive and increasingly problematic with respect to ongoing operations and especially future expansion plans. A search for a new location was initiated in the second quarter of 2001. Ten potential sites were identified and after a thorough investigation, an excellent alternative was selected. On October 8, 2001, Sino-Can executives met with the site-owner and local government officials, whereby the purchase transaction was formally executed.

The new location offers many long-term advantages. The site is much larger and is only 16km from the centre of Guiyang; however, unlike the current location it is situated in a small valley, which provides a natural barrier against future encroachment. It is also only 2km from a main rail line, with a fully-equipped rail spur. The facility's structures were recently built and are of an ideal size for the joint venture's requirements. A total of 830 KVA of new transformer capacity together with a 3600 KVA high voltage feed line and related switching equipment comes with the property. This acquisition bodes well for the future of the joint venture. While the thriving economy in China will naturally result in increased competition, the joint venture will be well situated to aggressively defend its hard-won position over the long-term.


贵州华加精细矿业有限公司
Sino-Can Micronized Products Co. Ltd.

The discussion which follows is an analysis of the consolidated financial results of Highwood Resources Ltd. ("Highwood") for its fiscal year ending December 31, 2001. This discussion and analysis of the financial condition and results of operations has been prepared by management and should be read in conjunction with the accompanying consolidated financial statements and related notes, together with other information contained in this Annual Report. All amounts in this discussion are expressed in Canadian dollars.

Overview

Highwood Resources Ltd. is engaged in the production and marketing of value-added industrial mineral products. The minerals being produced include barite, talc, silica, dolomite, gypsum and zeolite, all of which are processed in North America. In addition, the Company has a 55% interest in a joint venture facility in the People's Republic of China (Sino-Can Joint Venture) which produces barite products. The primary markets for the Company are in North America, but shipments are also made to South America, Europe and Asia.

The 1999 acquisition of Canada Talc Limited, a Southern Ontario producer of talc and dolomite products, strengthened the Company's focus on providing products for the industrial filler and extender markets. Since the acquisition, a substantial investment has been made to upgrade and increase the capacity of the Canada Talc facility. All filler grade talc, dolomite and barite are processed at the Canada Talc location. The barite is imported from offshore, while the talc and dolomite are obtained from the Company's mine located nearby.

Drilling mud grade barite and gypsum continue to be processed at the Lethbridge, Alberta facility using raw ore purchased from outside sources. Zeolite processed at Lethbridge is obtained from the Company's open pit mine in British Columbia. The silica processed at the Golden, British Columbia, plant is obtained from the Company's open pit mine in the same area.

The Company is continuing in its efforts to dispose of non-operating location assets, specifically the mills at Northport, Washington and Rocky Mountain House, Alberta, and the mine site at Parson, British Columbia.

The Company continues to seek joint venture partners or other arrangements to advance the potential tantalum and beryllium deposits at the Thor Lake property. Together with Navigator Exploration Inc., the Company has completed a Working Rights and Option Agreement on the Lake Zone which provides that Navigator can earn the right to a 51% interest in that property though the expenditure of $1.4 million over four years and the completion of a stream of option payments to Highwood Resources. In addition to this completed option agreement, a Letter of Intent has been entered into whereby Navigator can earn a 50% interest, being all of Highwood's interest, in the Elk Lake property by completion of a stream of payments.

Results of Operations

The Company's revenue increased by 6.5%, up from $16.5 million in 2000 to $17.6 million for 2001.

Earnings before interest, taxes, depreciation and amortization (EBITDA) increased from $408,679 in 2000 to $647,117 in 2001.

The operating loss (loss before other items) remained constant from year to year at $1.0 million.

In 2001 the Company wrote down capital assets and resource properties by $1,326,218 compared to reporting a gain on the sale of capital assets of $547,429 in 2000. In addition, previously capitalized future income taxes of $240,246 were expensed in 2001. As a result of these charges, the Company reported a net loss of $2,610,768 for 2001, compared with a net loss of $348,114 in 2000.

Revenues

Total revenues in 2001 were $17,579,430, compared with $16,511,791 in 2000. This increase of 6.5% was primarily the result of heightened drilling activity, which increased sales of gypsum and mud grade barite by over $1 million.

Zeolite revenues increased by 65%, while volumes almost doubled over 2000. This increase reflects the fact that the Company's zeolite product has been well accepted in the agri-feed market where it has been found to work extremely well to reduce energy costs and enhance end-product performance.

Silica revenue remained consistent with 2000, even though silica volumes were down by 12%. This was due to the shift in product mix from low-priced, coarser product to finer, higher-priced material.

Barite filler-grade volumes increased by 14%, with revenue increasing by 8%. This was due to the fact that the volume increases consisted primarily of lower-priced, coarse grade product lines.

Talc sales volumes increased by 11%, with a corresponding revenue increase of 2%. Although the bulk of the volume increase occurred in the lower brightness, coarser grind products, the Company's sales of micronized, higher value grades which were introduced in 2001 continued to grow dramatically throughout the year. Marketing efforts remain focused on developing the talc market and management is confident that the Company's market share will continue to expand in this area.

Dolomite sales in 2001 were consistent with 2000 both in terms of volume and revenue.

The Sino-Can joint venture continues to be profitable, with revenues in 2001 consistent with those in 2000.

In 2000, the Company discontinued the processing of limestone products and the pelletizing of gypsum and zeolite. These products contributed revenue of approximately $1.2 million to fiscal 2000. Gypsum and zeolite in powdered form continue to be processed at the Lethbridge facility.

Operating Expenses

Operating expenses in the financial statements include direct production costs, quality control, marketing and other overheads directly attributable to the divisional mining and processing activities. Operating expenses during 2001 were 85.7% of revenue, compared with 85.6% of revenue in 2000. While the percentage is consistent year-over-year, the actual increase in operating expenses was $921,966. Overall tonnage sold in 2001 was down by approximately 6%. The increase in total operating expenses corresponding with a decrease in sales volumes is a result of the product mix. This was particularly evident in the silica operation, which saw volumes increasing in glass sand sales, but decreasing to a greater degree in metallurgical rock sales. Because of the differing production costs, this resulted in an overall drop in volume in the silica area, without a correlating drop in operating expenses.

The Canada Talc location was processing at a lower capacity level than that for which it was designed. Production costs for materials processed at that facility continue to be high. The nature of the production process is such that once a certain base load is reached, additional tonnage can be added with little incremental cost. As markets continue to develop and higher volumes are processed at the Canada Talc facility, management expects that production costs per tonne will decrease, resulting in improved margins.

The Lethbridge facility had an increase in throughput of over 44% for the year. This resulted in lower production costs on a per tonne basis for products processed at this location.

General and Administrative Expenses

General and administrative expenses increased by $137,768 to $1,780,548 in 2001 from $1,642,780 in 2000. During 2000, certain supervisory payroll amounts relating to the Canada Talc redevelopment were capitalized as opposed to being expensed. In 2001, the current year payroll expenses for those individuals were not capitalized, but were expensed as general and administrative expenses. In addition, during 2001 the Company incurred an unusual payroll-related expense. Once the effect of these two factors is removed, general and administrative expenses for 2001 actually decreased slightly.

The non-operating locations which the Company is intending to sell, continue to incur certain unavoidable expenses such as property tax and insurance. As these assets are disposed of, these costs will be eliminated. Management continues to monitor general and administrative expenses closely with a view to further reducing costs.

Depreciation and Amortization

Depreciation and amortization expense increased by $106,480 from $1,082,860 in 2000 to $1,189,340 in 2001. This is because capital expenditures made in 2000 were only depreciated for a portion of the year 2000, while they are depreciated for the entire year in 2001. Depreciation and amortization in 2001 included $99,561, which related to goodwill and deferred costs that are now fully amortized.

Exploration

Exploration expense in 2001 was $88,641 as opposed to $319,174 in 2000. This decrease of $230,533 reflects the fact that exploration efforts in 2001 were of a limited nature. It is anticipated that exploration will be further reduced in 2002 as the Company continues to shift its focus from mining its own raw materials to purchasing feedstock.

Interest

Interest expense increased by $135,214 from $333,245 in 2000 to $468,459 in 2001. This increase reflects the fact that $2 million of the term debt was incurred in September of 2000 and as a result, was only subject to interest charges for a portion of fiscal 2000. In addition, declining cash flows in 2001 resulted in higher average balances outstanding on the operating line of credit, with the result being higher interest costs.

Out of the net proceeds of approximately $2 million generated from a rights offering which closed in January of 2002, $1.5 million was applied to the term debt on January 15, 2002. This reduction in debt, coupled with the trend toward lower interest rates should result in reduced interest expense in 2002.

Write-Down of Capital Assets and Exploration Projects

The Company is attempting to sell the remaining Limeco assets consisting of the land, buildings and plant equipment at Rocky Mountain House. In order to properly reflect the net realizable value of the asset, the Company wrote down the book value of the assets to $1 million, resulting in a charge to income of $1,116,411.

The Company held an option on a mica property located in Southern Ontario and had incurred certain expenses relating to option payments and exploration expenditures. In 2001, the decision was made that, because of financial constraints as well as a concern regarding the quality of the material contained on the property, the option would be allowed to lapse. Consequently, a write-off of $209,807 was recorded.

In September of 2000, the Company disposed of the Limeco limestone quarry and recorded a net gain of $509,942. The sale of other assets produced a further gain of $37,487. As a result, the total gain on disposal of fixed assets for fiscal 2000 was $547,429 compared to $27,922 for fiscal 2001.

Income and Other Taxes

The Company recorded a current tax expense of $61,544 in 2001 as opposed to $95,668 in 2000. This is composed primarily of corporate taxes levied on its capital structure with a small portion being income taxes on profits in Sino-Can.

In 2000, a future income tax benefit was recorded in the amount of $207,551. No future income tax benefit was recorded for 2001, due to the uncertainty regarding the Company's future ability to make use of such an asset. For the same reason, the previously recorded future income tax benefit of $240,246 was written-off in 2001.

Liquidity and Capital Resources

Cash provided from operating activities, before non-cash working capital adjustments was a cash inflow of $117,114 compared with a cash outflow of $20,234 in 2000.

Working capital at the end of 2001 was $2,576,819 compared with $3,404,877 at the end of 2000. Cash decreased to $180,040 from $336,317 at the end of 2000. Accounts receivable was reduced by $764,619 to $2,530,262 at December 31, 2001. A large part of this reduction was due to a revision in credit terms with one particular high-volume customer. Inventories increased by $645,730 from $8,339,658 to $8,985,388. This increase was due to a build-up of mud grade barite raw ore inventory at the Lethbridge location due to lower than anticipated sales of mud grade barite in the last quarter of 2001. Prepaid expenses and other assets increased by $254,079 from $95,786 at the end of the prior year. This was primarily a result of accrued costs relating to the prospectus for the rights offering. In 2002, these costs will be used to offset gross proceeds from the offering. The net result of these changes was a decrease in current assets of $21,087 to $12,045,555 from $12,066,642 in the prior year.

Current liabilities at the end of 2001 were $9,468,736 as opposed to $8,661,765 at the end of 2000, an increase of $806,971. Accounts payable and accrued liabilities increased by $1,297,342 from $2,363,354 to $3,660,696 during 2001. This increase is due to the fact that in the latter part of 2001, liabilities were incurred for the year-end inventory build-up of mud-grade barite as well as for the prospectus issue costs. As a result of a re-negotiated term loan facility, all of the Company's term debt is classified as current. The $833,333 reduction in the current portion of long- term debt, from $3,533,333 at December 31, 2000 to $2,700,000 at December 31, 2001 is the consequence of regularly scheduled principal payments made in accordance with the loan agreements.

The Company issued a Rights Offering, dated December 10, 2001, for existing shareholders to subscribe for up to 21,855,458 rights exercisable into 18,002,847 common shares at $0.125 per share, for aggregate proceeds of $2,250,356. The expiry date of the offering was January 11, 2002.

The rights offering was oversubscribed and as a result, the full amount of $2,250,356 was raised. Issue costs were approximately $260,000. $1,500,000 of the proceeds were used to make a required payment to the Company's principal lender on January 15, 2002.

The terms of the current lending agreement with the Company's principal banker require the repayment of all bank indebtedness by March 31, 2002. The Company is negotiating with the lender with regards to this date and management is confident that an extension will be negotiated prior to the March 31, 2002 deadline.

Capital Expenditures

During the year ended December 31, 2001 Highwood incurred capital asset expenditures of $716,711, compared to $3,149,993 in 2000. The majority of the expenditure in 2000 was the completion of the upgrading and redevelopment of the Canada Talc mine and milling facility. Expenditures in 2001 relating to Canada Talc were considerably less, at approximately $400,000.

Capital spent to advance the Thor Lake project was $181,274, and $32,373 was spent on a mica exploration project prior to the decision to abandon that project and write off the balance of $209,807.

Capital expenditures in 2002 are expected to be primarily of a maintenance nature, although some expenditure will be required to expand the Company's micronizing capacity to meet forecast demand.

Long-Term Debt

The Company's term debt is currently on a demand basis and as such, is classified as current on the financial statements at December 31, 2001. The amount outstanding at year-end was $2.7 million. Subsequent to the closing of the rights offering in January of 2002, a $1.5 million payment was made to reduce the balance of the term debt to $1.2 million.

The Company continues to assess various refinancing alternatives and to pursue redundant asset sales to reduce its overall debt.

Shareholders' Equity

At December 31, 2001, shareholders' equity was $18,219,737 compared with $20,830,505 at December 31, 2000. This change is due to the current year loss of $2,610,768.

Business Risks

The exploration, development, production and marketing of industrial minerals involves a wide range of financial and operational risks, many of which are beyond the Company's control. These risks include the fluctuation of commodity prices, financing capabilities, uncertainties of product demand, transportation interruptions, the ability to locate and secure commercially exploitable reserves, the volatile nature of interest rates and foreign exchange, environmental regulations and unpredictable equity market conditions. Highwood strives to mitigate these risks through proactive management, by employing highly-trained professional management and staff and through careful planning, construction and operation of its facilities.

While it is impossible to eliminate all of the risks involved in the Company's business, Highwood manages its affairs, to the extent possible, to ensure that production and the underlying assets of the Company are protected.

Environment and Safety

Highwood is committed to protecting the environment, its employees and the public while developing resources in an economically efficient and responsible manner. The Company provides for the future restoration and reclamation of properties in its financial statements.

Outlook

Over the last few years, Highwood has been in a transitional mode, rationalizing its operations, expanding capacity of higher-value products and acquiring and redeveloping the Canada Talc facility. Marketing efforts have been focused on increasing market share in the industrial filler area and gaining customer acceptance of our talc products. Management expects that the Company will now begin to bear the fruit of this effort and that Highwood Resources will return to profitability in 2002.

The successful optioning of a portion of the Thor Lake property for tantalum exploration is a very positive development and the Company looks forward to being able to further exploit its Thor Lake asset by way of a beryllium joint venture at some point in the future.

MANAGEMENT'S REPORT

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors of the Company. Company management is responsible for the information and representations contained in the financial statements and this Annual Report.

Company management has developed and maintains appropriate processes and systems of internal control and accounting to ensure that relevant and reliable financial information is produced. The financial statements and their accompanying notes have been prepared in accordance with accounting principles generally accepted in Canada.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and ensuring that management properly discharges its financial reporting responsibilities. An Audit Committee of one management Director and two independent Directors has been appointed by the Board. The Audit Committee reviews the financial statements, adequacy of internal controls, the audit process and financial reporting with the external auditors. The Committee then reports to the Directors prior to the approval of the audited financial statements for publication.

The consolidated financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants and the Auditors' Report is attached to these consolidated financial statements.

Malcolm R. Kane
President

M. Christiana Knight
Vice President, Finance and Controller

AUDITORS' REPORT

To the Shareholders of Highwood Resources Ltd.

We have audited the consolidated balance sheets of Highwood Resources Ltd. as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the two year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Calgary, Alberta
February 8, 2002

CONSOLIDATED BALANCE SHEETS

As at December 31	2001	2000
	$	$
Assets		
Current		
Cash	**180,040**	336,317
Accounts receivable	**2,530,262**	3,294,881
Inventories (Note 3)	**8,985,388**	8,339,658
Prepaid expenses and other assets	**349,865**	95,786
	12,045,555	12,066,642
Capital assets (Note 4)	**10,180,302**	11,656,089
Resource properties (Note 5)	**5,759,240**	5,766,743
Future income tax asset	–	240,246
Deposits	**441,520**	375,656
Goodwill (Note 6)	–	66,034
	28,426,617	30,171,410
Liabilities		
Current		
Bank indebtedness (Note 7)	**3,008,040**	2,665,078
Accounts payable and accrued liabilities	**3,660,696**	2,363,354
Current portion of long-term debt (Note 8)	**2,700,000**	3,533,333
Current portion of accrued reclamation costs	**100,000**	100,000
	9,468,736	8,661,765
Accrued reclamation costs	**738,144**	679,140
	10,206,880	9,340,905
Bank financing and going concern (Notes 2, 7 and 8)		
Shareholders' Equity		
Share capital (Note 9)	**19,831,459**	19,831,459
(Deficit) retained earnings	**(1,611,722)**	999,046
	18,219,737	20,830,505
	28,426,617	30,171,410

See accompanying notes to consolidated financial statements

Approved by the Board

William M. Shaver
Director

Arnold Klassen
Director

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years Ended December 31	2001	2000
	$	$
Revenue	**17,579,430**	16,511,791
Expenses		
Operating	**15,063,124**	14,141,158
General and administrative	**1,780,548**	1,642,780
Depreciation, depletion and amortization	**1,189,340**	1,082,860
Exploration	**88,641**	319,174
Interest	**468,459**	333,245
	18,590,112	17,519,217
Loss before other items	**(1,010,682)**	(1,007,426)
Other items		
Write-down of capital assets (Note 4)	**(1,116,411)**	–
Write-down of properties and deferred exploration costs (Note 5)	**(209,807)**	–
Gain on sale of capital assets (Note 4)	**27,922**	547,429
	(1,298,296)	547,429
Loss before income and other taxes	**(2,308,978)**	(459,997)
Income and other taxes (Note 10)		
Current	**61,544**	95,668
Future	**240,246**	(207,551)
	301,790	(111,883)
Net loss	**(2,610,768)**	(348,114)
Retained earnings		
Beginning of year	**999,046**	997,465
Adjustment for change in accounting standard (Note 2)	**–**	349,695
(Deficit) Retained earnings, End of year	**(1,611,722)**	999,046
Loss per share (basic and diluted)	**(0.12)**	(0.02)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31	2001	2000
	$	$
Cash flows related to the following activities:		
Operating		
Net loss	**(2,610,768)**	(348,114)
Adjustments for:		
Depreciation, depletion and amortization	**1,189,340**	1,082,860
Write-down of capital assets, properties and deferred exploration costs	**1,326,218**	–
Gain on sale of capital assets	**(27,922)**	(547,429)
Future income taxes	**240,246**	(207,551)
	117,114	(20,234)
Changes in non-cash working capital	**1,202,896**	(325,169)
	1,320,010	(345,403)
Financing		
Increase in long-term debt	**–**	2,000,000
Repayment of long-term debt	**(833,333)**	(460,149)
	(833,333)	1,539,851
Investing		
Expenditures for non-producing resource properties	**(213,647)**	(441,754)
Capital asset additions	**(716,711)**	(3,149,993)
Reclamation costs	**(83,480)**	(14,027)
Proceeds from sale of capital assets	**27,922**	879,850
	(985,916)	(2,725,924)
Net decrease in cash and cash equivalents	**(499,239)**	(1,531,476)
Cash and cash equivalents, Beginning of year	**(2,328,761)**	(797,285)
Cash and cash equivalents, End of year	**(2,828,000)**	(2,328,761)
Represented by:		
Cash in bank	**180,040**	336,317
Bank indebtedness	**(3,008,040)**	(2,665,078)
	(2,828,000)	(2,328,761)
Supplementary information		
Cash interest paid	**487,599**	360,793
Cash taxes paid	**194,149**	151,602

Years Ended December 31, 2001 and 2000

1. DESCRIPTION OF BUSINESS

Highwood Resources Ltd. (the "Company") is a Canadian mineral resource company engaged in the mining, processing and marketing of industrial minerals. The Company has mining and processing facilities in North America and Southeast Asia and markets talc, barite, silica, gypsum and zeolite products worldwide through an extensive distribution network. The Company also holds non-producing properties for future exploration and development, principally its Thor Lake mineral property.

In January 1999, the Company acquired Canada Talc Limited, a long-established talc producer in Southeastern Ontario.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles.

Going concern basis of presentation

These consolidated financial statements are prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. At December 31, 2000, the Company was in breach of certain debt covenants but was current with respect to required principal debt repayments. The Company anticipated that the sale of certain lands during the first six months of 2001 would provide sufficient cash to enable the Company to eliminate breached debt covenants and to make required principal debt repayments. Effective April 30, 2001, the Company re-negotiated its lending arrangement with its principal banker. Amongst other requirements, the re-negotiated agreement required a $1,500,000 principal payment on July 31, 2001, which the Company was unable to make, principally because the aforementioned planned sale of land did not occur. The lender made demand for payment of all its outstanding debt on September 4, 2001, but subsequently withdrew this demand by way of a forbearance agreement dated October 3, 2001. The lender required a principal payment of $1,500,000 by December 15, 2001 and requires that all remaining indebtedness be retired by March 31, 2002. The December 15, 2001 principal payment of $1,500,000 was made on January 15, 2002, upon successful completion of the Company's Rights Offering, described in Note 15. The Company will also need to obtain new debt financing and or new capital to replace the existing bank debt, prior to March 31, 2002.

The Company's ability to continue as a going concern is dependent upon additional capital and or replacement debt financing and achieving profitable operations and cash flows. These financial statements do not include any adjustments or disclosures that may result from the Company's inability to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities and reported income and balance sheet classification. The outcome of these matters cannot be predicted with any certainty at this time.

Consolidation

The consolidated financial statements of the Company include the accounts of Highwood Resources Ltd., its wholly owned subsidiaries and its 55% interest in Sino-Can Joint Venture, using the proportionate consolidation method. All inter-company balances and transactions have been eliminated.

Use of estimates

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. The amounts recorded for valuation of producing and non-producing resource properties, provision for asset impairment, future income taxes, useful lives of capital assets, goodwill, reclamation costs, and the provision for shrinkage and obsolescence of inventory are based on estimates. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material. Actual results could differ from those estimates.

Foreign currency translation

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. Exchange gains or losses arising on translation are included in earnings, except for those gains and losses arising from the translation of long-term monetary assets or liabilities, which are deferred and amortized over the life of the respective asset or liability. The Company's foreign operations are conducted through an integrated subsidiary and financial statements are translated using the temporal method.

Inventory

Purchased inventory is recorded at the lower of average cost to acquire, including freight, and net realizable value and is recorded in cost of sales on a weighted moving average basis.

Processed inventory is recorded at the lower of standard processing cost and net realizable value and is recorded in cost of sales on a weighted moving average basis.

Capital assets

i) Property, Plant and Equipment – Property, plant and equipment are stated at cost. Depreciation and amortization is calculated using a straight-line method based on estimated useful lives of the particular assets, which do not exceed 20 years for buildings and 10 years for equipment.

ii) Carrying Value – The Company evaluates the carrying value of property, plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

Non-producing resource properties

All exploration and development expenditures, less recoveries in the pre-production stage, relating to non-producing resource properties are deferred until such time as the properties are put into commercial production, sold or abandoned. Acquisition costs and deferred exploration and development expenditures on resource properties abandoned are written off. General exploration expenditures, which do not relate to specific resource properties, are written off in the year incurred.

The costs deferred at any time do not necessarily reflect present or future values. The recovery of such amounts is dependent upon economically recoverable reserves, the ability of the Company to obtain necessary financing and or joint venture partners to complete the development of its mineral properties and upon future profitable production. The Company does not accrue the estimated future costs of maintaining its resource properties in good standing.

Resource properties

The Company accounts for its investment in resource properties at cost. Direct development costs are capitalized until commercial production has commenced, at which time the costs will either be amortized on a unit-of-production basis or charged directly to operations. Provision will be made, where considered necessary based on an annual review of the properties, for permanent declines in the value of the properties.

Reclamation and site restoration costs

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future site reclamation. Both the likelihood of new regulations and their overall effect upon the Company are not predictable. The Company's policy is, at a minimum, to meet standards set by current legislation, by application of technically proven and economically feasible measures.

Future site clean-up, demolition and reclamation costs are charged to income on the unit-of-production basis, except as described below, based upon estimated total mineral inventory. Ongoing environmental monitoring costs are expensed as incurred.

As per an agreement with the Crown in Right of the Province of Ontario, for one particular location, the future site clean-up, demolition and reclamation costs are to be paid to the Crown, at a rate of $43,360 per year for the next ten consecutive years. As a result, this amount will be accrued and charged to income annually.

Goodwill

Goodwill is recorded at cost and has been fully amortized using the straight-line basis over the remaining estimated useful lives of the resource properties acquired.

Revenue recognition

Revenue from mineral production and processing and all direct costs are recognized at the point of sale.

Stock-based compensation plan

The Corporation has a stock option plan as described in Note 9. Consideration received by the Corporation on the exercise of stock options is credited to share capital. The excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Financial instruments

The Company is exposed to risks arising from fluctuations in interest rates and foreign exchange rates. The carrying value of the Company's cash, accounts receivable, accounts payable and accrued liabilities and other financial instruments do not differ materially from their estimated fair values. All bank indebtedness is subject to floating interest rates, which therefore reflect rates currently available for debt with similar terms and maturities. Accordingly, the fair value of the debt is not materially different from the recorded value.

Income taxes

On January 1, 2000, the Company adopted the new CICA Handbook, Section 3465, Income Taxes. Under this method, the future income tax asset and liability method of accounting for income taxes is used and future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax basis. In addition, the future benefits of income tax assets including unused tax losses and resource pools are recognized to the extent that it is more likely than not that such losses will be ultimately utilized.

These new standards also require that future income tax assets and liabilities be measured using the enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be either settled or realized.

The Company has applied this accounting policy retroactively, without restatement by recording additional assets of $32,695, a reduction of future tax liabilities of $317,000 and an increase in retained earnings of $349,695 as at January 1, 2000.

3. INVENTORIES

	2001	2000
	$	$
Raw materials and supplies	**6,520,033**	5,245,903
Work-in-progress	**717,558**	714,240
Finished goods	**1,747,797**	2,379,515
	8,985,388	8,339,658

4. CAPITAL ASSETS

	2001			2000		
	Cost	**Accumulated Depreciation**	**Net Book Value**	Cost	Accumulated Depreciation	Net Book Value
	$	**$**	**$**	$	$	$
Land	**1,449,279**	**–**	**1,449,279**	1,453,134	–	1,453,134
Plant and buildings	**2,266,501**	**1,585,197**	**681,304**	2,175,939	1,498,835	677,104
Equipment	**13,929,052**	**8,504,762**	**5,424,290**	14,448,797	7,835,283	6,613,514
Mine development	**3,037,441**	**603,628**	**2,433,813**	3,028,691	328,261	2,700,430
Other	**566,371**	**374,755**	**191,616**	535,278	323,371	211,907
	21,248,644	**11,068,342**	**10,180,302**	21,641,839	9,985,750	11,656,089

In 2000, the Company transferred production of gypsum and zeolite products from the Rocky Mountain House location to the Lethbridge mill. The limestone quarry was sold in 2000 for a net gain of $528,432 and the Company continues to pursue the sale of its remaining assets at Rocky Mountain House. In order to more accurately reflect the net realizable value of the land, plant and equipment, the asset has been written down, resulting in a charge to income of $1,116,411.

5. RESOURCE PROPERTIES

	Net Book Value December 31, 2000	Additions	Write-Off/ Amortization	**Net Book Value December 31, 2001**
	$	$	$	**$**
Producing properties				
Silica	209,535	–	6,603	**202,932**
North American Barite	79,239	–	4,740	**74,499**
Zeolite	1	–	–	**1**
	288,775	–	11,343	**277,432**
Non-producing properties				
Thor Lake	5,300,534	181,274	–	**5,481,808**
Other claims	177,434	32,373	209,807	**–**
	5,477,968	213,647	209,807	**5,481,808**
	5,766,743	213,647	221,150	**5,759,240**

	Net Book Value December 31, 1999	Additions	Amortization	Net Book Value December 31, 2000
	$	$	$	$
Producing properties				
Silica	220,359	–	10,824	209,535
North American Barite	84,228	–	4,989	79,239
Zeolite	1	–	–	1
	304,588	–	15,813	288,775
Non-producing properties				
Thor Lake	4,966,233	334,301	–	5,300,534
Other claims	69,981	107,453	–	177,434
	5,036,214	441,754	–	5,477,968
	5,340,802	441,754	15,813	5,766,743

Producing properties

These balances represent the direct development costs, which have been capitalized when bringing the producing mineral claims into production. A review of the carrying values is conducted on an annual basis to evaluate their economic potential and recoverability. Approximately 90% of the silica volumes sold are to one customer, a large glass container manufacturer located in British Columbia.

Non-producing properties - Thor Lake

Highwood is the 100% owner of five mining leases, which comprise the Thor Lake property located in the Northwest Territories on the north shore of Great Slave Lake, and contains deposits of beryllium, tantalum and various other trace minerals. The Company's Thor Lake land use permit allows for preliminary mineral exploration activities but does not allow active mining, drilling and transportation of ore. Further land use applications need to be filed to obtain more extensive land use permits, and or water permits, to allow for potential future full scale mining activity to extract commercial quantities of ore. In the past, the Company has pursued the exploration of beryllium, with the intent of obtaining the required commercial mining permits required for commercial beryllium mining operations. However, no assurance exists that Highwood will be successful in obtaining the necessary land and water use permits, financing and or commercial partners to commence mining and production of beryllium in the future. The Company has recently pursued the exploration of tantalum, a metal, which is also located on the Thor Lake property.

On May 25, 2001, the Company entered into a working rights and option agreement with Navigator Exploration Corp. ("Navigator") granting Navigator exclusive rights to prospect and explore the Thor Lake property and the right to acquire a 51% interest in certain sections of the property. Under the agreement, Navigator is required to incur at least $1,400,000 in exploration expenditures over a four year period, commencing May 25, 2001. In addition, Navigator is required to pay the Company $115,000 over the same four year period. Upon Navigator having earned the 51% interest in the property, the intended commercial production and development of the Thor Lake property is to be governed by a Joint Venture Agreement, to be negotiated by the two parties. If Highwood declines to participate in the Joint Venture approved program, then Highwood's interest in the Thor Lake property will be diluted to potentially a 3% Net Smelter Return ("NSR") royalty. At any time after Highwood's interest has been converted to the 3% NSR royalty, Navigator may purchase Highwood's NSR royalty for $5,000,000.

The Thor Lake property is also subject to three net smelter returns royalty agreements totalling 5 1/2% on all future production from the property. Pursuant to the Navigator agreement, Highwood entered into an amendment agreement with two of the aforementioned organizations to enable Highwood to purchase those companies' 3% NSR over the next 12 years, for an amount ranging from $1,500,000 to $3,000,000 plus a price index escalation percentage after four years. The remaining royalty, results in the property being subject to an additional 2.5% NSR royalty and a buyout provision, which is currently estimated to be approximately $800,000.

At December 31, 2001, the Company's net carrying value of the investment is in the amount of $5,481,808, which may not necessarily reflect present and or future value recoverable value. Thor Lake has not reached commercial production and all expenditures to date relate to licence acquisition costs and preliminary exploration and development activities. The recovery of the recorded costs is contingent upon the ability of the Company to recover economically the existing reserves, the ability of the Company to obtain necessary financing and land use permits to complete the necessary exploration and development activities and future profitable production, or earn NSR royalties.

6. GOODWILL

Goodwill was recorded on the acquisition of Mountain Minerals Co. Ltd. by Trader Resource Corp. Trader Resource Corp. amalgamated with Mountain Minerals Co. Ltd. effective January 1, 1995, and operated under the name of Mountain Minerals Co. Ltd.

	2001	2000
	$	$
Goodwill, at cost	**1,012,136**	1,012,136
Accumulated amortization	**(1,012,136)**	(946,102)
	–	66,034

7. BANK INDEBTEDNESS

The Company has lines of credit for short-term financing of up to $3,000,000, which bear interest at prime plus 1.5%. These facilities have no fixed terms of repayment and are secured by a general security agreement (covering inventory, land and mineral claims) representing a first floating charge on all unencumbered Company assets, assignment of comprehensive loss insurance and unlimited guarantees from one of the Company's subsidiaries. At December 31, 2001, the balance outstanding on these lines of credit, included in bank indebtedness, was $2,750,000 (2000 - $2,170,000).

8. LONG-TERM DEBT – CURRENT PORTION

	2001	2000
	$	$
Term bank loans:		
repayable in blended monthly instalments at prime plus 2.5% per annum. The loan is secured by a general security agreement with a fixed and floating charge over all assets of the Company, assignment of comprehensive loss insurance, Section 427 Bank Act Security covering all Canadian domiciled raw and processed inventory and unlimited guarantees from one of the Company's subsidiaries and is due March 31, 2002.	**650,000**	866,666
repayable in blended monthly instalments at prime plus 2.5% per annum. The loan is secured by a general security agreement with a fixed and floating charge over all assets of the Company, assignment of comprehensive loss insurance, Section 427 Bank Act Security covering all Canadian domiciled raw and processed inventory and unlimited guarantees from one of the Company's subsidiaries and is due March 31, 2002.	**550,000**	766,667
The combined monthly instalment for the above two facilities total $33,333.		
repayable in blended monthly instalments of $33,333 at prime plus 2.5% per annum. The loan is secured by a general security agreement with a fixed and floating charge over all assets of the Company, assignment of comprehensive loss insurance, Section 427 Bank Act Security covering all Canadian domiciled raw and processed inventory and unlimited guarantees from one of the Company's subsidiaries and is due March 31, 2002.	**1,500,000**	1,900,000
	2,700,000	3,533,333
Less current portion	**2,700,000**	3,533,333
	–	–

Based on estimated interest rates currently available to the Company for loans with similar terms and maturities, the fair value of such loans at December 31, 2001 does not differ materially from the above stated amounts.

The interest paid on the above debt totalled $261,762 (2000 - $180,976).

The Company also has a reducing letter of credit outstanding, currently in the amount of $71,000. The amount due on the letter of credit decreases each year until the expiry date of December 31, 2009.

(a) *Banking Financing – Forbearance Agreement*

Effective April 30, 2001, the Company re-negotiated its lending arrangement with its principal banker due to certain covenants being breached at December 31, 2000.

The lending facility is comprised of three credit arrangements, with total credit facility amounts available and interest terms as follows:

Operating loan	$4,000,000	Prime + 1 1/2% per annum
Reducing term loan	1,200,000	Prime + 2 1/2% per annum
Reducing term loan	1,500,000	Prime + 2 1/2% per annum

All of the above facilities are demand; the reducing term loans are fully drawn at December 31, 2001. In absence of demand, the reducing term loans have monthly principal repayments due in the amount of $33,333 each, and $1,500,000 was also due and payable prior to July 31, 2001. This $1,500,000 payment was not made and the lender has not waived the breach of this covenant, and therefore the Company is in default of its term loan agreement.

The lender made demand for payment on September 4, 2001, but subsequently withdrew this demand by way of a forbearance agreement dated October 3, 2001. Under the terms of this forbearance agreement, the Lender required that the Company reduce its operating loan balance by $500,000 at October 15, 2001, and a further $500,000 by December 31, 2001. Furthermore, the agreement noted that the Company was required to pay an additional $1,500,000 by December 15, 2001 out of the proceeds received from the rights offering (see Note 15). Both required reductions have been made, and the maximum credit available on the operating loan has been reduced to $3,000,000 as of January 1, 2002. The $1,500,000 required payment was subsequently made on January 15, 2002.

Under the debt covenants of the lending agreement, the Company is required to maintain, as defined, a net equity amount of $14,000,000. The Company's net equity amount, as calculated under this formula, was $12,550,557 as at December 31, 2001.

However, upon completion of the rights offering on January 15, 2002, the Company's net equity amount increased to approximately $14,550,000.

Regular payments on the reducing term loans are to continue as scheduled. The Lender further requires that all indebtedness, totalling $5,450,000 as at December 31, 2001, be retired by March 31, 2002. As a result, the Company will need to obtain new financing from another lender. Continued operations are dependent upon obtaining such new bank financing and profitable operations.

The Company must comply with a series of covenants, and the facility includes restrictions on further capital investment, payment of dividends, increased indebtedness or other matters requiring consent of its lender. Net proceeds of asset dispositions must be applied, at the option of the lender, against the reducing term loans noted above.

(b) *Letter of Credit*

In conjunction with the forbearance agreement, Dynatec Corporation ("Dynatec"), the Company's significant shareholder, agreed to provide a guarantee of the Company's obligation to make the $1,500,000 payment December 15, 2001, as previously required by the lender. As security for this guarantee, Dynatec has provided a letter of credit in favour of the lender, to be drawn at the lender's discretion in whole or in part, at any time on or after December 16, 2001. As a result of a successful rights offering, the letter of credit was not drawn and has been returned to Dynatec.

(c) *Indemnity Agreement*

On November 21, 2001, the Company entered into an indemnity and security agreement with Dynatec, which provides for an indemnity to Dynatec by the Company for claims being made by the Company's principal lender pursuant to the Forbearance Agreement, Dynatec Letter of Credit or the Dynatec Guarantee. As security for the Company's obligations under the Indemnity Agreement, the Company has granted Dynatec a security interest in all its property, assets and undertakings, subordinate to the prior payment to and security of the principal lender and its assignees.

9. SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of Shares	**Amount $**
Balance, December 31, 2001, 2000 and 1999	21,855,458	**19,831,459**

Following the rights offering, described in Note 15, a total of 39,858,305 common shares of the Company are issued and outstanding, for share capital of approximately $21,831,000, net of estimated recent rights issue costs of approximately $250,000.

Stock options

A summary of the status of the Corporation's stock option plan as of December 31, 2000 and 2001 and the changes during the two years ended December 31, 2001 is presented below:

		2001		2000
	Number of Shares	**Weighted Average Exercise Price**	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**592,300**	**0.63**	620,700	0.63
Granted	**–**	**–**	–	–
Exercised	**–**	**–**	–	–
Cancelled	**(477,400)**	**0.65**	(28,400)	0.65
Outstanding, end of year	**114,900**	**0.65**	592,300	0.63

Exercise Price $	**Number Outstanding At Dec. 31, 2001**	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price $	**Number Exercisable At Dec. 31, 2001**	Weighted Average Exercise Price $
0.60	**39,900**	0.07 years	0.60	**39,900**	0.60
0.65	**50,000**	1.25 years	0.65	**50,000**	0.65
0.72	**25,000**	1.38 years	0.72	**25,000**	0.72
0.60 - 0.72	**114,900**	0.61 years	0.65	**114,900**	0.65

10. INCOME TAXES

	2001	2000
	$	$
Effective combined Canadian federal and provincial income tax rate	**42.62%**	45.12%
Expected tax recovery	**(960,997)**	(207,551)
Increase (decrease) in income tax expense due to the following:		
Future income tax asset not recorded	**999,956**	–
Write off of fiscal 2000 future income tax asset	**240,246**	–
Adjustment for change in enacted income tax rates	**(18,636)**	(366)
Adjustment for permanent differences	**(20,323)**	366
Other taxes and government charges	**61,544**	95,668
Income tax expense (recovery)	**301,790**	(111,883)

As at December 31, 2001, the Company and its subsidiaries have approximately $20,175,000 (2000 - $19,717,000) in unapplied exploration and development expenses, which may be carried forward indefinitely and used to reduce future resource profits. Because of reorganizations undertaken by the Company, utilization of tax deductions, non-capital losses and exploration and development expenditures may be restricted. The potential benefits related to the exploration and development expenses and non-capital losses have only been reflected in these consolidated financial statements to the extent that they are more likely than not to be utilized.

During fiscal 2001, the previously recognized future income tax asset, totalling $240,246, was reduced to $Nil, as it was determined that the realization of this asset was no longer more likely than not.

11. RELATED PARTY TRANSACTIONS

Dynatec Corporation ("Dynatec"), a significant shareholder of the Company, performs corporate administration services and technical work on behalf of the Company. Work and services are billed back at fair market value and contracted rates. For 2001, these services and related fees amounted to $57,922 (2000 - $433,688).

Accounts payable and accrued liabilities include an amount of $75,672 (2000 - $86,526) due to Dynatec. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

At December 31, 2001, a loan receivable from an officer of the Company was outstanding in an amount totalling $19,941 (2000 - $19,941). This amount was recorded at the carrying value and is secured, non-interest bearing and is due in full by September 2007.

One of the Company's directors is also a director of one company with which Highwood has net smelter returns, as discussed in Note 5.

12. COMMITMENTS

(a) *Operating leases*

The Company has commitments under operating leases not disclosed elsewhere in these consolidated financial statements as follows:

	$
2002	815,310
2003	421,278
2004	261,900
2005	84,357
2006	1,672

(b) *Barite Option Agreement*

On October 2, 2001, an "Option Agreement" was entered into by the Company and Dynatec whereby Dynatec agreed to import approximately 6,400 metric tonnes of low-grade barite on the Company's behalf and to store the material at the Company's Marmora plant facility. Under the terms of this agreement, the Company has been granted an exclusive option to purchase the material in whole or in part until April 30, 2002, at Dynatec's purchase cost plus the cost of financing the inventory.

In consideration for the Option Agreement and the provision of the letter of credit (as described in Note 8 relating to the Forbearance Agreement), the Option Agreement sets out two payments to be made to Dynatec, $150,000 (the "Special Barite Fee") and $75,000 (the "Letter of Credit Fee"). It was agreed that, subject to shareholder approval, Dynatec would subscribe to 978,261 common shares in the capital stock of the Company, in settlement of these fees. In light of the rights offering which closed January 15, 2002, further approval will be sought from regulators and shareholders to proportionately increase the number of shares. The estimated increase is approximately 33%, resulting in 1.3 million shares issued in settlement.

(c) *Sino-Can Joint Venture*

On September 30, 2001, Sino-Can entered into an agreement to purchase land and equipment in Guiyang, China in the amount of 2,200,000 RMB Yuan (Cdn$420,808). Upon closing, 1,200,000 RMB Yuan (Cdn$228,500) was paid, leaving 630,000 RMB Yuan (Cdn$121,154) due on or before March 8, 2002 and 370,000 RMB Yuan (Cdn$71,154) upon obtaining site use and housing certificates.

13. SEGMENTED INFORMATION

The company is managed using four operating segments, which have been determined based on the location of the production facilities as well as the nature of the market, which is serviced by each facility. These four segments are Industrial Filler, Silica, Natural Resource Industry and Limestone.

The Industrial Filler segment supplies filler and extender grade barite, talc and dolomite from the Eastern Canada operations as well as from the Sino-Can joint venture. The Silica division is based in British Columbia and produces silica sand, which is primarily used in glass production. The Natural Resource Industry segment supplies mud-grade barite, gypsum and zeolite into the drilling fluid market, reclamation and soil remediation markets and agricultural markets. The Limestone segment is based in Alberta and is not actively involved in production of industrial minerals at this time.

During 2001, changes to the way the Company was structured and managed have resulted in a realignment of the reportable segments to a more relevant grouping of its segments. Accordingly, the prior year's numbers have been restated to reflect the change.

	2001	2000
	$	$
Revenue:		
Industrial Filler products	**9,520,326**	8,955,096
Silica products	**2,715,257**	2,727,451
Limestone products	**–**	315,929
Natural Resource Industry products	**5,343,847**	4,513,315
	17,579,430	16,511,791
Gross operating profits:		
Industrial Filler products	**2,113,938**	2,765,600
Silica products	**853,238**	791,858
Limestone products	**–**	120,098
Natural Resource Industry products	**846,565**	287,845
	3,813,741	3,965,401
Operating overhead	**1,523,272**	1,774,585
Administrative overhead	**1,554,711**	1,462,963
Amortization	**1,189,340**	1,082,860
Exploration	**88,641**	319,174
Interest expense	**468,459**	333,245
	4,824,423	4,972,827
Loss before write-downs, gain on sale of capital assets and taxes	**(1,010,682)**	(1,007,426)
Total assets:		
Industrial Filler products	**14,398,315**	13,663,508
Silica products	**2,688,792**	3,886,767
Limestone products	**1,000,000**	2,344,921
Natural Resource Industry products	**3,855,806**	3,327,815
Other	**6,483,704**	6,948,399
	28,426,617	30,171,410
Expenditure for capital assets:		
Industrial Filler products	**588,015**	2,939,225
Silica products	**23,397**	73,018
Limestone products	**–**	–
Natural Resource Industry products	**105,299**	137,750
	716,711	3,149,993

14. CONTINGENCIES

The Company is a defendant in lawsuits arising from claims filed by parties related to matters arising in the normal course of business. The Company believes that these claims are without merit and any impact on the operations of the Company will not be material. No provision has been made by the Company for such claims at this time.

15. SUBSEQUENT EVENTS

Rights Offering

The Company issued a Rights Offering, dated December 10, 2001, for existing shareholders to subscribe for up to 21,855,458 rights exercisable into 18,002,847 common shares at $0.125 per share, for aggregate proceeds of $2,250,356. The expiry date of the offering was January 11, 2002. As part of the Forbearance Agreement, discussed in Note 8, Dynatec entered into a Standby Commitment to subscribe for Common Shares upon exercise of the Rights having an aggregate subscription price of not less than $1,500,000. Pursuant to this agreement, Dynatec purchased a total of 7,838,058 common shares under the rights offering (including 400,000 common shares purchased in the open market during the course of the Rights Offering) and now owns approximately 40.1% of the total number of common shares of the Company.

The rights offering was oversubscribed and as a result, the full amount of $2,250,356 was raised. Issue costs were approximately $260,000. $1,500,000 of the proceeds was used to make a required payment to the Company's principal lender on January 15, 2002.

16. COMPARATIVE BALANCES

Certain comparative balances have been reclassified to conform to the current year's presentation.

Board of Directors

William M. Shaver (Chairman) [ii]
Chief Executive Officer,
Highwood Resources Ltd.
Vice President, Mining Services,
Dynatec Corporation

Garry W. Lynkowski
Chief Financial Officer,
Remington Tire Distributors Inc.

Neville H. Simpson [i] [ii] [iii]
Director of Marketing, (South America)
Snap-On Incorporated

David E. Hill [i] [iii]
Lawyer, retired

David L. Trueman [ii] [iii]
Director, ProAm Explorations Inc.

Arnold Klassen [i] [iii]
Chief Financial Officer,
Highwood Resources Ltd.
Vice President, Finance
and Chief Financial Officer,
Dynatec Corporation

James W. Roxburgh
Vice President, Business Development
Dynatec Corporation

[i] Audit Committee
[ii] Compensation Committee
[iii] *Corporate Governance Committee*

Officers

William M. Shaver
Chief Executive Officer

Malcolm R. Kane
President

Arnold Klassen
Chief Financial Officer

M. Christiana Knight
Vice President, Finance
and Controller

Roy H. Hudson
Secretary

Head Office

Suite 715, 734 - 7th Avenue, S.W.
Calgary, Alberta T2P 3P8
Tel: (403) 261-3999
Fax: (403) 264-2959
Email: hwd_ltd@telusplanet.net
Website: www.highwood-resources.com

Registrar and Transfer Agent

Computershare Trust Company of Canada
Toronto, Ontario

Shareholder Inquiries

William M. Shaver
Chairman and Chief Executive Officer
Tel: (905) 780-1980
Fax: (905) 780-1990
Email: shaver@dynatec.ca

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Solicitors

Armstrong Perkins Hudson
Calgary, Alberta

Bankers

The Toronto Dominion Bank
Calgary, Alberta

Shares Listed

The Toronto Stock Exchange: **HWD**
OTC: Bulletin Board: **HIWDF**

Major Shareholder

Dynatec Corporation: 15,968,910 common shares, representing 40.06% ownership

Capitalization

(at March 31, 2002)
Common shares authorized: Unlimited
Issued and outstanding: 39,858,305
Diluted: 39,933,305

Notice of Annual and Special Meeting of Shareholders

The Annual and Special Meeting of the shareholders of Highwood Resources Ltd. will be held on Monday, June 24, 2002, at 10:00 a.m., in the Niagara Room, Conference Level, Ramada Hotel Downtown, 708-8th Avenue SW, Calgary, Alberta, Canada.

MINING | MANUFACTURING | MARKETING | DISTRIBUTION

HIGHWOOD RESOURCES LTD.
Suite 715, 734 - 7th Avenue, S.W.
Calgary, Alberta T2P 3P8
Tel: (403) 261-3999 Fax: (403) 264-2959
Email: hwd_ltd@telusplanet.net
Website: www.highwood-resources.com

Printed in Canada